Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS

November 8, 2016 – The following Management’s Discussion and Analysis of financial results (“MD&A”) as provided by the management of Bellatrix Exploration Ltd. (“Bellatrix” or the “Company”) should be read in conjunction with the unaudited interim condensed consolidated financial statements of the Company for the three and nine months ended September 30, 2016 and 2015, and the audited consolidated financial statements of the Company for the years ended December 31, 2015 and 2014, and the related MD&A. Disclosure which is unchanged from the MD&A for the year ended December 31, 2015 may not be repeated herein. This commentary is based on information available to, and is dated as of, November 8, 2016. The financial data presented is in Canadian dollars, except where indicated otherwise.

CONVERSION: The term barrels of oil equivalent (“boe”) may be misleading, particularly if used in isolation. A boe conversion ratio of six thousand cubic feet of natural gas to one barrel of oil equivalent (6 mcf/bbl) is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Given that the value ratio based on the current price of crude oil as compared to natural gas is significantly different from the energy equivalency of 6:1, utilizing a conversion on a 6:1 basis may be misleading as an indication of value. All boe conversions in this report are derived from converting gas to oil in the ratio of six thousand cubic feet of gas to one barrel of oil.

NON-GAAP MEASURES: This MD&A contains the term “funds flow from operations” which should not be considered an alternative to, or more meaningful than “cash flow from operating activities” as determined in accordance with generally accepted accounting principles (“GAAP”) as an indicator of the Company’s performance. Therefore reference to funds flow from operations or funds flow from operations per share may not be comparable with the calculation of similar measures for other entities. Management uses funds flow from operations to analyze operating performance and leverage and considers funds flow from operations to be a key measure as it demonstrates the Company’s ability to generate the cash necessary to fund future capital investments and to repay debt. Funds flow from operations is calculated as cash flow from operating activities, excluding decommissioning costs incurred, changes in non-cash working capital incurred, and transaction costs. The reconciliation between cash flow from operating activities and funds flow from operations can be found in this MD&A. Funds flow from operations per share is calculated using the weighted average number of shares for the period.

This MD&A also contains the terms “net debt”, “total net debt”, “long-term debt”, “adjusted working capital deficiency (excess)”, “operating netbacks”, “adjusted net profit (loss)”, “total revenue” and “total capital expenditures – net”, which also are not recognized measures under GAAP. Therefore reference to the non-GAAP measures of total net debt, long-term debt, adjusted working capital deficiency (excess), operating netbacks, adjusted net profit (loss), total revenue or total capital expenditures – net may not be comparable with the calculation of similar measures for other entities. The Company’s calculation of total net debt excludes other deferred liabilities, deferred capital obligation, long-term risk management contract liabilities, decommissioning liabilities, and deferred tax liabilities. Total net debt includes the adjusted working capital deficiency (excess), the liability component of the Convertible Debentures (as defined below), current bank debt and long-term debt. Net debt excludes the liability component of the Convertible Debentures. Long-term debt includes the balances of bank debt and Senior Notes (as defined below). The adjusted working capital deficiency (excess) is a non-GAAP measure calculated as net working capital deficiency (excess) excluding current risk management contract assets and liabilities, current portion of other deferred liabilities, current portion of deferred capital obligation and the current portion of bank debt (Term Facility). Management believes these measures are useful supplementary measures of the total amount of current and long-term debt.

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Operating netbacks are calculated by subtracting royalties, transportation, and operating expenses from total revenue. Management believes this measure is a useful supplemental measure of the amount of total revenue received after transportation, royalties and operating expenses. The Company’s calculation of total revenue includes petroleum and natural gas sales and other income, and excludes commodity price risk management. Adjusted net profit (loss) is calculated by excluding the after tax effect after adjusting for non-deductible tax items, of non-cash commodity contracts mark-to-market gains and losses, unrealized foreign exchange gains and losses, non-cash impairment charges and non-cash one time charges, as applicable, impacting net profit (loss). Management believes that, in addition to net profit (loss), adjusted net profit (loss) is a useful supplemental measure as it reflects the underlying performance of Bellatrix’s business activities. Readers are cautioned, however, that this measure should not be construed as an alternative to net profit or loss determined in accordance with GAAP as a measure of performance. Bellatrix’s method of calculating this measure may differ from other entities, and accordingly, may not be comparable to measures used by other companies. Total capital expenditures - net includes the cash impact of capital expenditures and property dispositions, as well as the non-cash capital impacts of corporate acquisitions, property acquisitions, adjustments to the Company’s decommissioning liabilities, and share based compensation.

JOINT ARRANGEMENTS: Bellatrix is a partner in the Grafton Joint Venture and the CNOR Joint Venture (all as defined below), which have all been separately assessed and classified under International Financial Reporting Standards (“IFRS”) as joint operations. This classification is on the basis that the arrangement is not conducted through a separate legal entity and the partners are legally obligated to pay their share of costs incurred and take their share of output produced from the various production areas, and all partners have rights to the assets and obligations for the liabilities resulting from the joint operations. The Company considered these factors as well as the terms of the individual agreements in determining the classification of a joint operation to be appropriate for each arrangement. For purposes of disclosure throughout the MD&A and financial statements, Bellatrix has referred to these arrangements by the common oil and gas industry term of joint ventures.

GRAFTON JOINT VENTURE – During 2013 Bellatrix and Grafton Energy Co I Ltd.(“Grafton”) established a joint venture whereby Grafton agreed to contribute 82%, or $200 million, to participate in a Notikewin/Falher and Cardium well program in the Willesden Green and Brazeau areas of West-Central Alberta (the “Grafton Joint Venture”) with a two year funding period (expiring June 26, 2015). Under the terms of the Grafton Joint Venture agreement, Grafton earns 54% of Bellatrix’s working interest (“WI”) in each well drilled in the well program until payout (being recovery of Grafton's capital investment plus an 8% internal rate of return) on the total program, which reverts to  33% of Bellatrix's pre-Grafton Joint Venture WI after payout.  At any time after payout of the entire program, Grafton has the option to elect to convert all wells from the 33% WI to a 17.5% Gross Overriding Royalty (“GORR”). During 2014, Bellatrix announced that Grafton elected to exercise an option to increase committed capital investment to the Grafton Joint Venture by an additional $50 million on the same terms and conditions, for a total commitment by Grafton of $250 million. For wells relating to the exercised option, the funding period of the Grafton Joint Venture was extended to June 26, 2016. During the second quarter of 2015 the funding period for the initial $200 million commitment was extended to December 31, 2015 (from June 26, 2015). The funding obligation was satisfied by Bellatrix and Grafton by that date. In the first quarter of 2016,  the parties agreed to further extend the funding period for the remaining $50 million commitment under the Grafton Joint Venture to December 31, 2016 (from June 26, 2016) thereby providing additional operational flexibility for development drilling activity during the 2016 year. In June 2016, Bellatrix acquired Grafton's interest in 18 gross wells (representing Grafton’s pre-payout interest in such wells) and related lands, rights and interests earned by Grafton pursuant to the Grafton Joint Venture for consideration of approximately $29 million which was paid by Bellatrix by issuing 20,547,576 Bellatrix common shares to Grafton.

CNOR JOINT VENTURE - During the third quarter of 2014, Bellatrix announced that the Company and Canadian Non-Operated Resources Corp. ("CNOR"), a non-operated oil and gas company managed by Grafton Asset Management Inc., had completed the formation of a new multi-year joint venture arrangement (the “CNOR Joint Venture”), pursuant to which CNOR has committed $250 million in capital towards future accelerated development of a portion of Bellatrix's extensive undeveloped land holdings. Under the terms of the agreement, CNOR will pay 50% of the drilling, completion, equipping and tie-in capital expenditures associated with development plans to be proposed by Bellatrix and approved by a management committee comprised of representatives of Bellatrix and CNOR in order to earn 33% of Bellatrix's working interest before payout (being recovery of CNOR’s capital investment plus an 8% return on investment) and automatically converting to a 10.67% GORR on Bellatrix's pre-joint venture working interest after payout. On September 29, 2016, the parties amended the terms of the CNOR Joint Venture to extend the funding period to December 31, 2020, and as a result Bellatrix is now required to propose a joint development plan on or before October 1, 2017 with the expectation that the funds will be primarily spent between 2018 through 2020.

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Additional information relating to the Company, including Bellatrix’s Annual Information Form, is available on SEDAR at www.sedar.com and on the Company’s website at www.bellatrixexploration.com. The Company’s EDGAR filings and forms are available through the U.S. Securities and Exchange Commission at www.sec.gov.

FORWARD LOOKING STATEMENTS: Certain information contained in this MD&A may contain forward looking statements within the meaning of applicable securities laws. The use of any of the words “remain”, “focus”, “believe”, “will”, “position”, “opportunity”, “maintain”, “continue”, “plan”, “future”, “strive”, “committed”, “expect”, “estimate”, “assume”, “target”, “forecast”, “intend”, “strategy”, “anticipate”, “enhance” and similar expressions are intended to identify forward-looking statements. More particularly and without limitation, this document contains forward-looking statements concerning management’s assessment of future plans, full-year 2017 average production guidance, second half 2016 average production volume guidance, the intention of management to continue to actively monitor market pricing with the intent to further enhance Bellatrix’s level of risk management protection by initializing a base level of 2018 risk management protection over the next several quarters, Bellatrix's intent to remain focused on maintaining financial strength and liquidity as well as on profitable resource development in 2016, Bellatrix's intention to continue to direct capital investment into its Spirit River liquids-rich natural gas play, expected fourth quarter 2016 capital expenditures including the amount of such expenditures to be incurred on eligible CDE (as defined below) qualifying expenses, second half 2016 production expenditure guidance, Bellatrix's expectation that upon completion of Phase 2 of the Alder Flats Plant (as defined below) production expenditures will improve, the expected timing of completion of Phase 2 of the Alder Flats Plant, the expectation that debt reduction initiatives completed to date will position Bellatrix to take advantage of stronger future commodity prices and an improving macro outlook, the expectation that the Spirit River liquids-rich natural gas play will drive future growth for the Company, Bellatrix's plan to release its initial 2017 budget and forecast guidance to the market by mid-December 2016, the intention of the Company to continue to focus on profitable and sustainable per share growth, and proactive capital resource management, the intent of the Company to continue to deliver on our goals of providing long term sustainable value creation for shareholders of the Company and expectations relating to future commodity prices, expected ability to be in compliance with certain covenants relating to the Credit Facilities and Senior Notes, the expectation that the funds from the CNOR Joint Venture will be primarily spent between 2018 through 2020, expected future decommissioning liabilities of the Company, the ability to fund the 2016 capital expenditure program utilizing various available sources of capital, expectation that all spending commitments under the Grafton Joint Venture will be completed in 2016, expected commitments and timing of such commitments over the next five years, and expected sensitivities to changes in commodity prices, exchange rates and interest rates, may constitute forward-looking statements under applicable securities laws. To the extent that any forward-looking information contained herein constitute a financial outlook, they were approved by management on November 8, 2016 and are included herein to provide readers with an understanding of the anticipated funds available to Bellatrix to fund its operations and readers are cautioned that the information may not be appropriate for other purposes. Forward-looking statements necessarily involve risks, including, without limitation, risks associated with oil and gas exploration, development, exploitation, production, marketing and transportation, loss of markets, volatility of commodity prices, currency fluctuations, imprecision of reserve estimates, environmental risks, competition from other producers, inability to retain drilling rigs and other services, incorrect assessment of the value of acquisitions, failure to realize the anticipated benefits of acquisitions, delays resulting from or inability to obtain required regulatory approvals, actions taken by the Company's lenders that reduce the Company's available credit, any inability to repay any debt of the Company when due, any inability to satisfy the covenant in the Credit Facilities, any reduction in the borrowing base of the Credit Facilities below levels of the outstanding debt under such Credit Facilities and ability to access sufficient capital from internal and external sources. Events or circumstances may cause actual results to differ materially from those predicted, as a result of the risk factors set out and other known and unknown risks, uncertainties, and other factors, many of which are beyond the control of Bellatrix. In addition, forward looking statements or information are based on a number of factors and assumptions which have been used to develop such statements and information but which may prove to be incorrect and which have been used to develop such statements and information in order to provide shareholders with a more complete perspective on Bellatrix’s future operations. Such information may prove to be incorrect and readers are cautioned that the information may not be appropriate for other purposes. Although the Company believes that the expectations reflected in such forward looking statements or information are reasonable, undue reliance should not be placed on forward looking statements because the Company can give no assurance that such expectations will prove to be correct. In addition to other factors and assumptions which may be identified herein, assumptions have been made regarding, among other things: the impact of increasing competition; the general stability of the economic and political environment in which the Company operates; the timely receipt of any required regulatory approvals; the ability of the Company to obtain qualified staff, equipment and services in a timely and cost efficient manner; drilling results; the ability of the operator of the projects which the Company has an interest in to operate the field in a safe, efficient and effective manner; the ability of the Company to obtain financing on acceptable terms; field production rates and decline rates; the ability to generate sufficient cash to repay debt of the Company when due; the ability to replace and expand oil and natural gas reserves through acquisition, development of exploration; the timing and costs of pipeline, storage and facility construction and expansion and the ability of the Company to secure adequate product transportation; future commodity prices; currency, exchange and interest rates; the regulatory framework regarding royalties, taxes and environmental matters in the jurisdictions in which the Company operates; and the ability of the Company to successfully market its oil and natural gas products. Readers are cautioned that the foregoing list is not exhaustive of all factors and assumptions which have been used. As a consequence, actual results may differ materially from those anticipated in the forward-looking statements. Additional information on these and other factors that could affect Bellatrix’s operations and financial results are included in reports (including, without limitation, under the heading “Risk Factors” in the Company’s Annual Information Form for the year ended December 31, 2015) on file with Canadian and United States securities regulatory authorities and may be accessed through the SEDAR website (www.sedar.com), through the SEC website (www.sec.gov), and at Bellatrix’s website (www.bellatrixexploration.com). Furthermore, the forward looking statements contained herein are made as at the date hereof and Bellatrix does not undertake any obligation to update publicly or to revise any of the included forward looking statements, whether as a result of new information, future events or otherwise, except as may be required by applicable securities laws.

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The reader is further cautioned that the preparation of financial statements in accordance with GAAP requires management to make certain judgments and estimates that affect the reported amounts of assets, liabilities, revenues and expenses. Estimating reserves is also critical to several accounting estimates and requires judgments and decisions based upon available geological, geophysical, engineering and economic data. These estimates may change, having either a negative or positive effect on net earnings as further information becomes available, and as the economic environment changes.

Overview and Description of the Business

Bellatrix Exploration Ltd. (“Bellatrix” or the “Company”) is a publicly traded Western Canadian based growth oriented oil and gas company engaged in the exploration for, and the acquisition, development and production of oil and natural gas reserves in the provinces of Alberta, British Columbia and Saskatchewan.

Common shares of Bellatrix trade on the Toronto Stock Exchange (“TSX”) and on the New York Stock Exchange (“NYSE”) under the symbol “BXE”.

Third Quarter 2016 Activities

Since the first quarter of 2016, Bellatrix has reduced outstanding bank debt by 79%, improving the Company’s financial position and liquidity, and allowing the Company to resume profitable development of its Spirit River liquids-rich natural gas play during the third quarter. From May through early November 2016, Bellatrix has generated $325 million in gross proceeds through a series of disposition and financing transactions that have improved the Company’s balance sheet, reduced financing charges and interest costs, and alleviated financial constraints on development and project planning, all while preserving the Company’s core asset base.

Subsequent to the end of the third quarter of 2016, Bellatrix completed the previously announced $47 million non-core asset disposition in the greater Pembina area of Alberta (the "Pembina asset sale") to InPlay Oil. Corp (“New InPlay”), a TSX listed public company. Pursuant to the Pembina asset sale, the Company received approximately $42 million in cash and 2,171,667 common shares of New InPlay with a deemed value of $5 million. The net cash proceeds from the Pembina asset sale were used to reduce outstanding bank debt, including repayment in full of the non-revolving term loan previously outstanding.

Concurrent with the closing of the Pembina asset sale, Bellatrix also completed the November semi-annual borrowing base redetermination and the renewal of its syndicated revolving credit facilities (the "Credit Facilities"). Effective upon the closing of the Pembina asset sale, the total commitments under the Credit Facilities were set at $130 million, comprised of a $25 million operating facility provided by a Canadian bank and a $105 million syndicated facility provided by nine financial institutions. During the third quarter of 2016, the maturity date of the Credit Facilities was extended from July 1, 2017 to October 1, 2017, which maturity date may be further extended for a period of up to three years with the consent of the lenders. The next regularly scheduled borrowing base redetermination is expected to take place in May of 2017 following completion of the Company’s year-end independent reserves evaluation. Other than the $75 million currently outstanding on the Credit Facilities, the Company has no debt maturities until 2020 and 2021.

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Bellatrix resumed its drilling and completion activity in July, following the end of the seasonal spring break-up period. The Company drilled four gross (2.3 net) Spirit River liquids-rich natural gas wells in the third quarter and invested 72% of total exploration and development capital during the quarter towards drilling and completion projects. Optimization initiatives continued with recompletion efforts and wellbore cleanouts directed at low cost production and reserve additions, which has resulted in further attenuation of the base corporate decline rate. Third quarter 2016 production averaged 34,409 boe/d (72% natural gas weighted), exceeding the midpoint of second half 2016 average production guidance of 34,000 boe/d, providing visibility for the Company to meet its full year average production guidance target of 36,000 boe/d (+/- 500 boe/d).

CONTINUING TO DELIVER ON GUIDANCE

Bellatrix drilled a total of 15,669 meters across four gross (2.3 net) horizontal wells in the quarter. Operational efficacy was sustained in the third quarter as Bellatrix continued to drive industry leading spud to on-production timing of 35 days for its Spirit River program. All four wells drilled in the third quarter have been placed on production and have been benefitting from a 67% improvement in AECO daily index natural gas prices in the third quarter compared with the second quarter 2016. Bellatrix proactively mitigated the potential impact on production volumes from planned and unplanned maintenance activities at a number of third party natural gas processing plants, including the impact during September, when seven of the eight processing facilities Bellatrix produces to in the greater Ferrier area were down for turnaround periods ranging from three to ten days. Additionally, Bellatrix’s active management of nominations during periods of restricted firm capacity on the Nova Gas Transmission Ltd. (“NGTL”) system have consistently optimized production volumes during periods of overall constraint for industry producers.

Utilization remained strong at the Bellatrix O'Chiese Nees-Ohpawganu'ck deep-cut gas plant at Alder Flats (the "Alder Flats Plant") in the third quarter of 2016, contributing to an average capacity utilization rate achieved over the trailing twelve month period of 96%. Bellatrix completed the installation and migration of its Distributed Control System (“DCS”) in September, providing enhanced reliability and operational control. The Alder Flats Plant continues to provide strategic benefits to Bellatrix including reduced operating costs, deep-cut liquids extraction capabilities, and reliability of processing including the ability to re-direct additional natural gas volumes to the Alder Flats Plant during periods of third party facility constraints and unplanned downtime.

COST SUPPRESSION ACHIEVEMENTS

Through the first nine months of 2016, Bellatrix has contained and reduced costs in response to continued weak commodity prices. These efforts have mitigated the precipitous impact of weaker year over year natural gas prices as evidenced by the AECO daily index price which averaged $1.85/mcf over the nine month period ending September 30, 2016, a decline of 33% compared with the same period of 2015. The cost suppression achievements made to date have also reduced the impact from WTI oil prices that have declined 19% in the nine months ended September 30, 2016 compared with the similar nine month period in 2015.

Cost reductions and achievements are evident across all areas of our business when comparing the first nine months of 2016 with the comparable period of 2015, including:

•	Average estimated capital costs for drilling, completing, equipping, and tie-in activity for Spirit River wells drilled in the first nine months of 2016 was $3.7 million, representing a reduction of 12% from an average of $4.2 million all-in capital costs for Spirit River wells drilled in the comparable period in 2015.

•	Net general and administrative (“G&A”) expenses of $1.47/boe in the nine months ending September 30, 2016 have decreased from $1.67/boe in the comparable 2015 period, representing a 12% reduction. More important, the gross G&A expenditures have decreased by $8.3 million for the first nine months of 2016 compared to the same period in 2015, representing a 25% reduction.

•	Royalty expenses of $1.08/boe over the first nine months of 2016 represent a reduction of 59% from $2.66/boe in the comparable nine month period in 2015, reflecting lower commodity prices year over year, and include increased gas cost allowance (“GCA”) credits associated with prior period infrastructure and facilities investments by Bellatrix.

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•	Transportation expenses of $0.89/boe in the first nine months of 2016 were reduced 30% compared with $1.27/boe in the comparable 2015 period, demonstrating the long term benefit of pipeline infrastructure investment in 2015 that has structurally reduced transportation costs for transferring liquids volumes from major compression facilities to processing facilities.

•	Production expenses of $8.16/boe during the nine months ended September 30, 2016 were relatively unchanged versus the $8.18/boe in the comparable 2015 period, however, cost containment efforts year to date have mitigated increased costs associated with facility dispositions in 2016, as well as an 11% reduction in average production volumes over the comparable periods.

•	Interest and financing charges over the three months ended September 30, 2016 of $10.9 million are a 13% reduction from the comparable three month period in 2015. The reduced charges in part reflect the reduction in bank debt levels over the comparable periods.

STRONG RISK MANAGEMENT PORTFOLIO

Underpinning Bellatrix’s strategic planning process is an active risk management policy providing reduced commodity price volatility and greater predictability of future revenue and cash flow. The risk management program in place over the first nine months of 2016 has added $0.52/mcf of value to the average corporate natural gas realized price thereby providing enhanced revenue and cash flow.

Bellatrix remained active in the third quarter of 2016 bolstering its 2017 risk management protection to approximately 62% of gross natural gas volumes hedged at an average fixed price of approximately $3.34/mcf, up from the approximate 35% hedged level as reported in early August 2016.

As at November 8, 2016 Bellatrix had approximately 57% of fourth quarter 2016 gross natural gas volumes hedged at an average fixed price of approximately $3.02/mcf, based upon second half 2016 average production volume guidance of 34,000 boe/d (73% natural gas weighted).

At November 1, 2016, the 2018 AECO forward strip had improved modestly compared with forward strip pricing three months prior on August 1, 2016. Management continues to actively monitor market pricing with the intent to further enhance Bellatrix’s level of risk management protection by initializing a base level of 2018 risk management protection over the next several quarters.

As at November 8, 2016, Bellatrix was party to a series of commodity price risk management contracts for 2016 and 2017 as summarized below:

Product	Financial Contract	Period	Volume	Average Price (1)
Natural gas	Fixed price swap	October 1, 2016 to December 31, 2016	84.3 MMcf/d	$3.02 /mcf
Natural gas	Fixed price swap	January 1, 2017 to December 31, 2017	92.7 MMcf/d	$3.34 /mcf
Crude oil	WTI basis swap (2)	October 1, 2016 to December 31, 2016	1,500 bbl/d	US$ 4.05 /bbl

(1) The conversion of $/GJ to $/mcf is based on an average corporate heat content rate of 40.6Mj/m3.

(2) Settled on the monthly average Mixed Sweet Blend (“MSW”) Differential to WTI. The MSW differential refers to the discount between WTI and the mixed sweet crude grade at Edmonton, calculated on a monthly weighted average basis.

CORPORATE RESPONSIBILITY REPORT RELEASED

Bellatrix is dedicated to achieving industry leading economic results in an environmentally responsible, compliant, and safe manner. To that end, Bellatrix is pleased to have completed its inaugural Corporate Responsibility Report which has been posted to our website at www.bellatrixexploration.com. The Corporate Responsibility Report is an extension of our ongoing commitment to enhanced disclosure and stakeholder engagement and is designed to provide context around our corporate responsibility initiatives, including how the Company’s efforts relate to the broader economic, environmental, and social conditions in which we operate. Bellatrix remains committed to safe, compliant, and environmentally responsible operations for the benefit of employees, contractors, shareholders, and the communities we operate in. The Company’s proactive approach to responsible resource development has produced the following accomplishments:

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•	Achieved compliance for year one of the Inactive Well Compliance Program (“IWCP”) implemented by the Alberta Energy Regulator (“AER”) by meeting the Company’s target quota ahead of schedule.

•	In 2015, over one hundred inspections were conducted at our operations by the AER resulting in a 90% satisfactory rating as compared to an industry average rating of 75%.

•	Zero lost time injuries for employees in 2015 and zero costs recorded in 2015 for lost time claims.

•	Improved recycle rates of frac flowback water by 132% in 2015 compared with 2014 levels by optimizing timing of completions and a multi-well pad development strategy.

•	On October 1, 2016, the AER assessed Bellatrix's Liability Management Ratio ("LMR") at 9.66, more than double the industry average LMR of 4.36, and significantly above the Industry LMR threshold of 1.0 demonstrating a continued strong LMR position.

Bellatrix plans to release its Corporate Responsibility Report at least every second year with the next report scheduled for mid-year 2018.

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THIRD QUARTER 2016 HIGHLIGHTS

	Three months ended September 30,		Nine months ended September 30,
	2016	2015	2016	2015
SELECTED FINANCIAL RESULTS
(CDN$000s except share and per share amounts)
Total revenue (1)	56,524	82,066	159,967	261,193
Funds flow from operations (2)	10,556	26,598	32,479	79,833
Per basic share (3)	$ 0.05	$ 0.14	$ 0.16	$ 0.42
Per diluted share (3)	$ 0.05	$ 0.14	$ 0.16	$ 0.42
Cash flow from operating activities	2,425	22,015	20,432	61,042
Per basic share (3)	$ 0.01	$ 0.11	$ 0.10	$ 0.32
Per diluted share (3)	$ 0.01	$ 0.11	$ 0.10	$ 0.32
Adjusted net loss (4)	(12,718)	(6,860)	(61,001)	(37,261)
Per basic share (3)	$ (0.06)	$ (0.04)	$ (0.30)	$ (0.19)
Per diluted share (3)	$ (0.06)	$ (0.04)	$ (0.30)	$ (0.19)
Net loss	(13,907)	(50,460)	(49,753)	(87,577)
Per basic share (3)	$ (0.06)	$ (0.26)	$ (0.24)	$ (0.46)
Per diluted share (3)	$ (0.06)	$ (0.26)	$ (0.24)	$ (0.46)
Capital – exploration and development	17,235	19,578	54,019	138,376
Capital – corporate assets	4	177	58	3,288
Property acquisitions	3	-	4	749
Capital expenditures – cash	17,242	19,755	54,081	142,413
Property dispositions – cash	(116,023)	(8,496)	(193,852)	(10,307)
Total net capital expenditures – cash	(98,781)	11,259	(139,771)	132,106
Property acquisitions – non-cash	-	-	29,178	-
Other non-cash items	784	2,465	2,337	6,019
Total capital expenditures – net (4)	(97,997)	13,724	(108,256)	138,125
Bank debt	119,728	341,030	119,728	341,030
Senior Notes	316,529	320,709	316,529	320,709
Convertible Debentures	36,950	-	36,950	-
Adjusted working capital deficiency (5)	24,858	61,715	24,858	61,715
Total net debt (5)	498,065	723,454	498,065	723,454
Total assets	1,528,077	2,160,522	1,528,077	2,160,522
Total shareholders’ equity	829,518	1,165,587	829,518	1,165,587

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SELECTED OPERATING RESULTS		Three months ended September 30,		Nine months ended September 30,
		2016	2015	2016	2015
Average daily sales volumes
Crude oil, condensate and NGLs	(bbl/d)	9,652	11,993	10,251	12,036
Natural gas	(mcf/d)	148,539	169,704	160,189	177,917
Total oil equivalent	(boe/d)	34,409	40,277	36,949	41,689
Average realized prices
Crude oil and condensate	($/bbl)	50.08	51.59	45.90	55.94
Crude oil and condensate (including risk management (6))	($/bbl)	49.17	54.00	45.32	57.14
NGLs (excluding condensate)	($/bbl)	10.53	11.03	11.34	14.59
Crude oil, condensate and NGLs	($/bbl)	23.87	25.57	23.56	31.92
Natural gas	($/mcf)	2.47	3.24	1.97	3.04
Natural gas (including risk management (6))	($/mcf)	2.74	3.04	2.49	3.00
Total oil equivalent	($/boe)	17.36	21.27	15.09	22.21
Total oil equivalent (including risk management (6))	($/boe)	18.46	21.12	17.28	22.37

Net wells drilled		2.3	5.4	8.0	11.4

Selected Key Operating Statistics
Operating netback (4)	($/boe)	7.09	11.72	5.67	10.84
Operating netback (4) (including risk management (6))	($/boe)	8.18	11.58	7.87	11.01
Transportation	($/boe)	0.86	1.34	0.89	1.27
Production expenses	($/boe)	8.69	7.38	8.16	8.18
General & administrative	($/boe)	1.74	1.34	1.47	1.67
Royalties as a % of sales (after transportation)		7%	9%	8%	13%
COMMON SHARES
Common shares outstanding (7)		237,791,252	191,963,910	237,791,252	191,963,910
Weighted average shares (3)		226,641,921	191,963,910	204,207,551	191,959,099
SHARE TRADING STATISTICS
TSX and Other (8)
(CDN$, except volumes) based on intra-day trading
High		1.44	3.30	1.99	4.46
Low		0.96	1.80	0.96	1.80
Close		1.13	2.04	1.13	2.04
Average daily volume		2,433,078	1,667,953	2,350,541	2,143,204
NYSE
(US$, except volumes) based on intra-day trading
High		1.11	2.57	1.48	3.81
Low		0.75	1.38	0.75	1.38
Close		0.85	1.52	0.85	1.52
Average daily volume		614,815	783,798	1,104,243	800,899

(1) Total revenue is considered to be a non-GAAP measure. Therefore reference to the non-GAAP measure of total revenue may not be comparable with the calculation of similar measures for other entities. The Company’s calculation of total revenue includes petroleum and natural gas sales and other income, and excludes commodity price risk management. Management believes this measure is a useful supplementary measure of the revenue generated by the Company.

(2) The term funds flow from operations is a non-GAAP measure which should not be considered an alternative to, or more meaningful than, cash flow from operating activities as determined in accordance with GAAP as an indicator of the Company’s performance. Therefore reference to funds flow from operations or funds flow from operations per share may not be comparable with the calculation of similar measures for other entities. Management uses funds flow from operations to analyze operating performance and leverage and considers funds flow from operations to be a key measure as it demonstrates the Company’s ability to generate the cash necessary to fund future capital investments and to repay debt. The reconciliation between cash flow from operating activities and funds flow from operations can be found in the MD&A. Funds flow from operations per share is calculated using the weighted average number of common shares for the period.

9

(3) Basic weighted average shares for the three and nine months ended September 30, 2016 were 226,641,921 (2015: 191,963,910) and 204,207,551(2015: 191,959,099), respectively.

In computing weighted average diluted loss per share, weighted average diluted adjusted net loss per share, weighted average diluted cash flow from operating activities per share, and weighted average diluted funds flow from operations per share for the three and nine months ended September 30, 2016, a total of nil (2015: nil) and nil (2015: nil) common shares were added to the denominator as a consequence of applying the treasury stock method to the Company’s outstanding share options, and a total of nil (2015: nil) and nil (2015: nil) common shares issuable on conversion of the Convertible Debentures were added to the denominator for the three and nine month periods resulting in diluted weighted average common shares of 226,641,921 (2015: 191,963,910) and 204,207,551 (2015: 191,959,099), respectively.

(4) Operating netbacks, adjusted net profit (loss), and total capital expenditures – net are considered non-GAAP measures. Operating netbacks are calculated by subtracting royalties, transportation, and operating costs from total revenue. Adjusted net profit (loss) is calculated by excluding from net profit (loss) unrealized gains and losses on commodity contracts, unrealized gains and losses on foreign exchange, non-cash one time charges and non-cash impairments net of associated tax impacts after adjusting for non-deductible items. The detailed calculations of adjusted net profit (loss) are found in the MD&A. Adjusted net profit (loss) per share is calculated using the weighted average number of common shares for the period. Total capital expenditures – net includes the cash impact of capital expenditures and property dispositions, as well as the non-cash capital impacts of corporate acquisitions, property acquisitions, adjustments to the Company’s decommissioning liabilities, and share based compensation. The detailed calculations of operating netbacks are found in the MD&A.

(5) Total net debt is considered to be a non-GAAP measure. Therefore reference to the non-GAAP measure of total net debt may not be comparable with the calculation of similar measures for other entities. The Company’s calculation of total net debt excludes other deferred liabilities, deferred capital obligation, long-term risk management contract liabilities, decommissioning liabilities, and the deferred tax liability. Total net debt includes the adjusted working capital deficiency (excess), the liability component of the Convertible Debentures, current bank debt and long-term debt. The adjusted working capital deficiency (excess) is a non-GAAP measure calculated as net working capital deficiency (excess) excluding current risk management contract assets and liabilities, current portion of other deferred liabilities, current portion of deferred capital obligation and the current portion of bank debt (Term Facility). A reconciliation between total liabilities under GAAP and total net debt as calculated by the Company is found in this MD&A.

(6) The Company has entered into various commodity price risk management contracts which are considered to be economic hedges. Per unit metrics after risk management include only the realized portion of gains or losses on commodity contracts. The Company does not apply hedge accounting to these contracts. As such, these contracts are revalued to fair value at the end of each reporting date. This results in recognition of unrealized gains or losses over the term of these contracts which is reflected each reporting period until these contracts are settled, at which time realized gains or losses are recorded. These unrealized gains or losses on commodity contracts are not included for purposes of per unit metrics calculations disclosed.

(7) Fully diluted common shares outstanding for the three and nine months ended September 30, 2016 were 281,682,719 (2015: 205,157,409). This includes 13,027,267 (2015: 13,193,499) of share options outstanding and 30,864,200 (2015: nil) of shares issuable on conversion of the Convertible Debentures. Shares issuable on conversion of the Convertible Debentures are calculated by dividing the $50 million principal amount of the Convertible Debentures by the conversion price of $1.62 per share.

(8) TSX and Other includes the trading statistics for the TSX and other Canadian trading markets.

Third Quarter 2016 Financial and Operational Results

SALES VOLUMES

Sales volumes for the three months ended September 30, 2016 decreased by 15% to an average of 34,409 boe/d compared to 40,277 boe/d in the third quarter of 2015. Total sales volumes decreased between the three months ended September 30, 2016 and 2015 as drilling activity was reduced in the latter half of 2015 and the first nine months of 2016 in response to the volatile and challenging commodity price environment as the Company balanced maintaining financial strength and liquidity as well as optimization of capital investments. Bellatrix drilled four gross (2.3 net) Spirit River liquids rich wells in the quarter, all of which have been placed on production. Bellatrix proactively mitigated the potential impact on production volumes from planned and unplanned maintenance and turnaround activities at a number of third party natural gas processing plants, when seven of eight processing facilities Bellatrix produces to in the greater Ferrier area were down for turnaround periods ranging from three to ten days. Additionally, Bellatrix’s active management of nominations during periods of restricted firm capacity on the NGTL system has optimized production volumes during periods of overall constraint for industry producers. Total crude oil, condensate and NGLs averaged 28% of sales volumes for the third quarter of 2016 compared to 30% in the same period in 2015.

Sales volumes for the nine months ended September 30, 2016, averaged 36,949 boe/d, a decrease of 11% from 41,689 boe/d realized in the first nine months of 2015. Total crude oil, condensate and NGLs averaged 28% of sales volumes for the nine months ended September 30, 2016, compared to 29% in the same period in 2015.

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Bellatrix focused operational activity in the first nine months of 2016 on optimization of existing assets, offsetting base declines and enhancing cash flow. Optimization of operations has provided Bellatrix the ability to mitigate downtime, reduce declines, and reduce operating costs across its operating areas. By improving wellbore dynamics through optimization projects daily rates are maximized and base production declines have flattened. Gathering system optimization was achieved through system modelling and subsequent redirection of hydrocarbon flows which have maximized deliverability of the Company’s gathering system.

Utilization remained strong at the Bellatrix Alder Flats Plant in the third quarter of 2016, contributing to an average capacity utilization rate achieved over the trailing twelve month period of 96%. Bellatrix completed the installation and migration of its DCS in September, which will provide increased reliability and operational control. Throughput volumes were promptly restored and ramped-up at the Plant following the DCS migration. The Alder Flats Plant continues to provide strategic benefits to Bellatrix including reduced operating costs, deep-cut liquids extraction capabilities, and reliability of processing including the ability to re-direct additional natural gas volumes to the Plant during periods of third party facility constraints and unplanned downtime.

Sales Volumes

		Three months ended September 30,		Nine months ended September 30,
		2016	2015	2016	2015
Crude oil and condensate	(bbl/d)	3,256	4,300	3,624	5,046
NGLs (excluding condensate)	(bbl/d)	6,396	7,693	6,627	6,990
Total crude oil, condensate and NGLs	(bbl/d)	9,652	11,993	10,251	12,036
Natural gas	(mcf/d)	148,539	169,704	160,189	177,917
Total sales volumes (6:1 conversion)	(boe/d)	34,409	40,277	36,949	41,689

Crude oil, condensate and NGL sales volumes decreased by 20% in the third quarter of 2016, averaging 9,652 bbl/d compared to 11,993 bbl/d in the same period in 2015. Crude oil, condensate and NGL sales volumes averaged 10,251 bbl/d in the first nine months of 2016, a decrease of 15% from 12,036 bb/d realized in the first nine months of 2015. Sales of natural gas averaged 148.5 MMcf/d during the three months ended September 30, 2016, compared to 169.7 MMcf/d in the same period in 2015, a decrease of 12%. Natural gas sales volumes decreased by 10% to 160.2 MMcf/d during the nine months ended September 30, 2016, compared to 177.9 MMcf/d in the same period in 2015.

DRILLING ACTIVITY

	Three months ended September 30, 2016			Three months ended September 30, 2015
	Gross	Net	Success Rate	Gross	Net	Success Rate
Spirit River liquids-rich natural gas	4	2.3	100%	12	5.4	100%
Total	4	2.3	100%	12	5.4	100%

	Nine months ended September 30, 2016			Nine months ended September 30, 2015
	Gross	Net	Success Rate	Gross	Net	Success Rate
Cardium oil	0	0.0	-	3	1.2	100%
Spirit River liquids-rich natural gas	14	8.0	100%	19	10.2	100%
Total	14	8.0	100%	22	11.4	100%

Bellatrix drilled and/or participated in 4 gross (2.3 net) Spirit River liquids-rich natural gas wells in the third quarter of 2016. In the first nine months of 2016, Bellatrix posted a 100% success rate, drilling and/or participating in 14 gross (8.0 net) wells Spirit River liquids-rich natural gas wells. Bellatrix’s drilling activity in the first nine months of 2016 was weighted 100% towards liquids-rich natural gas wells. The Company has continued its drilling focus in the Spirit River liquids-rich natural gas play in response to ongoing suppressed oil prices in the global market, and to take advantage of processing capacity at the Alder Flats Plant. Fourth quarter 2016 forecast capital expenditures of approximately $25 million includes the $10 million of eligible Canadian Development Expense (“CDE”) qualifying expenses pursuant to the flow-through financing which closed on October 27, 2016, and will be focused on development drilling in the high impact Spirit River play.

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By comparison, during the third quarter of 2015, Bellatrix drilled and/or participated in 12 gross (5.4 net) Spirit River liquids-rich gas natural wells. During the first nine months of 2015, Bellatrix drilled and/or participated in 22 gross (11.4 net) wells, consisting of 3 gross (1.2 net) Cardium light oil horizontal wells and 19 gross (10.2 net) Spirit River liquids-rich natural gas wells. Bellatrix’s drilling activity in the nine months of 2015 was weighted 14% towards oil wells and 86% towards natural gas wells.

Bellatrix’s strategic priority remains focused on maintaining financial strength and liquidity as well as on profitable resource development in 2016. A net capital budget of up to $40 million has been set for the second half of 2016 with the majority of the Company’s second half capital budget expected to be invested directly in drilling, completion and tie-in activity and continued construction of Phase 2 of the Alder Flats Plant.

COMMODITY PRICES

Average Commodity Prices

	Three months ended September 30,			Nine months ended September 30,
	2016	2015	% Change	2016	2015	% Change

Exchange rate (CDN$/US$1.00)	1.3041	1.3086	0	1.3206	1.2582	5

Crude oil:
WTI (US$/bbl)	44.94	46.50	(3)	41.33	51.01	(19)
Canadian Light crude blend ($/bbl)	54.19	55.10	(2)	50.14	59.09	(15)
Bellatrix’s average realized prices ($/bbl)
Crude oil and condensate	50.08	51.59	(3)	45.90	55.94	(18)
NGLs (excluding condensate)	10.53	11.03	(5)	11.34	14.59	(22)
Total crude oil and NGLs	23.87	25.57	(7)	23.56	31.92	(26)
Total crude oil and condensate (including risk management (1))	49.17	54.00	(9)	45.32	57.14	(21)

Natural gas:
NYMEX (US$/mmbtu)	2.81	2.73	3	2.29	2.76	(17)
AECO daily index (CDN$/mcf)	2.32	2.90	(20)	1.85	2.77	(33)
AECO monthly index (CDN$/mcf)	2.20	2.80	(21)	1.85	2.80	(34)
Bellatrix’s average realized prices ($/mcf)
Natural gas	2.47	3.24	(24)	1.97	3.04	(35)
Natural gas (including risk management (1))	2.74	3.04	(10)	2.49	3.00	(17)

(1) Per unit metrics including risk management include realized gains or losses on commodity contracts and exclude unrealized gains or losses on commodity contracts.

The average CDN$/US$1.00 foreign exchange rate remained relatively flat at 1.3041 for the quarter ended September 30, 2016, from an average rate of 1.3086 in the same period of 2015 and increased by 5% to 1.3206 for the nine months ended September 30, 2016, from an average rate of 1.2582 in the same period of 2015. The devaluation of the Canadian dollar relative to the United States dollar served to partially offset the impact of lower United States dollar-denominated crude oil for Canadian producers.

In the first nine months of 2016, the continued strength in global oil production has sustained oil inventory levels at relatively robust levels, resulting in prolonged price suppression for crude oil. North American oil inventories remain high to historical standards; however North American crude stock levels have been declining since the spring of 2016. From a Canadian producer perspective, these impacts have been partially offset by the relative weakness in the Canadian dollar compared to the United States dollar and a slight narrowing of the WTI/Canadian Light crude oil differential. Both supply and demand dynamics for natural gas have begun to improve which have driven a 35% improvement in Henry Hub U.S. natural gas prices between the third and second quarters of 2016. Production of natural gas in North America has steadily declined since hitting peak levels in the first quarter of 2016, while the combination of increased power demand, liquefied natural gas exports, and U.S. exports to Mexico have increased total North American natural gas demand relative to 2015 levels. The supply and demand improvements in natural gas have led to a marked rebalancing in storage, with 2016 shoulder season levels of storage similar to those exhibited in 2015.

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In the third quarter of 2016, Bellatrix realized an average price of $50.08/bbl before commodity price risk management contracts for crude oil and condensate, a decrease of 3% from the average price of $51.59/bbl received in the third quarter of 2015. By comparison, Canadian Light crude blend price decreased by 2% and the average WTI crude oil benchmark price decreased by 3% between the third quarters of 2016 and 2015. During the nine months ended September 30, 2016, Bellatrix realized an average price for crude oil and condensate of $45.90/bbl before commodity price risk management contracts, a decrease of 18% from the average price of $55.94/bbl realized during the first nine months of 2015. By comparison Bellatrix’s realized price decreased in line with industry, the Canadian Light price decreased by 15% and the average WTI crude oil benchmark price decreased by 19% between the first nine months of 2016 and 2015.

Bellatrix’s average realized price for NGLs (excluding condensate) decreased by 5% to $10.53/bbl during the third quarter of 2016, compared to $11.03/bbl received in the third quarter of 2015. NGL pricing in Western Canada remains challenged given individual market conditions for propane and butane products. Butane pricing has been impacted by higher product supply from key United States natural gas plays which has negatively impacted the overall supply-demand balance. Propane pricing has also been negatively impacted by supply-demand balance and logistical issues in Western Canada which has hindered deliveries to major demand markets. Realized propane prices improved in the third quarter of 2016 as seasonal demand has risen in key markets. Bellatrix’s average realized price for NGLs (excluding condensate) decreased by 22% to $11.34/bbl during the nine months ended September 30, 2016, compared to $14.59/bbl received in the first nine months of 2015.

Bellatrix’s natural gas sales are priced with reference to the daily or monthly AECO indices. Bellatrix’s natural gas sold has a higher heat content than the industry average, which results in slightly higher realized prices per mcf than the AECO daily index. During the three months ended September 30, 2016, the AECO daily reference price decreased by 20% and the AECO monthly reference price decreased by approximately 21% compared to the third quarter of 2015. Bellatrix’s natural gas average sales price before commodity price risk management contracts for the third quarter of 2016 decreased by 24% to $2.47/mcf compared to $3.24/mcf in the same period in 2015. Bellatrix’s natural gas average price after including commodity price risk management contracts for the three months ended September 30, 2016 averaged $2.74/mcf compared to $3.04/mcf in the third quarter of 2015. During the first nine months of 2016, the AECO daily reference price decreased by 33% and the AECO monthly reference price decreased by 34% compared to the same period in 2015. Bellatrix’s natural gas average sales price before commodity price risk management contracts for the nine months ended September 30, 2016 decreased by 35% to $1.97/mcf compared to $3.04/mcf in the first nine months of 2015. Bellatrix’s natural gas average price after including commodity price risk management contracts for the nine months ended September 30, 2016 averaged $2.49/mcf compared to $3.00/mcf in the same period in 2015. As at November 8, 2016, Bellatrix had strong risk management protection in place for the fourth quarter of 2016 with approximately 57% of gross natural gas volumes hedged at an average fixed price of approximately $3.02/mcf, based upon second half 2016 average production volume guidance of 34,000 boe/d (73% natural gas weighted). Bellatrix was active in the third quarter of 2016 increasing its 2017 risk management protection to approximately 62% of gross natural gas volumes hedged at an average fixed price of approximately $3.34/mcf.

REVENUE

Total revenue of $56.5 million for the three months ended September 30, 2016 decreased by 31% compared to $82.1 million realized in the third quarter of 2015. During the first nine months of 2016, Bellatrix’s total revenue decreased by 39% to $160.0 million compared to $261.2 million in the same period in 2015. The lower realized total revenue in the nine months ended September 30, 2016 compared to the same period in 2015 was primarily attributable to significantly lower realized commodity pricing for light oil, condensate, natural gas and NGLs. Further contributing to the decrease in total revenue was an 11% decrease in sales volumes resulting from lower drilling activity throughout the first nine months of 2016 as compared to the same period of 2015.

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Crude oil and NGL revenue before other income, royalties, and commodity price risk management contracts for the three months ended September 30, 2016 decreased by 25% to $21.2 million from $28.2 million realized during the third quarter of 2015. The decrease in revenue realized between the periods was primarily the result of a 20% decrease in sales volumes resulting from reduced drilling activity in 2016 as the Company shifted capital activity to the Spirit River play, combined with reduced realized crude oil, condensate, and NGL prices when compared to the third quarter of 2015. For the nine months ended September 30, 2016, Bellatrix realized crude oil, condensate, and NGL revenue before other income, royalties, and commodity price risk management contracts of $66.2 million, a 37% decrease from $104.9 million realized during the first nine months of 2015. The decrease in realized revenue between the nine month periods was due to weaker average crude oil and NGL prices and lower sales volumes.

For the three and nine months ended September 30, 2016, total crude oil, condensate and NGL revenues contributed 39% and 43% of petroleum and natural gas sales, respectively, compared to 36% and 42% in the comparable 2015 periods.

Natural gas revenue before other income, royalties and commodity price risk management contracts decreased by 33% in the third quarter of 2016 to $33.8 million from $50.6 million during the same period in 2015. This was a result of a 24% decrease in realized natural gas prices before risk management in conjunction with a 12% decrease in sales volumes between the periods. For the nine months ended September 30, 2016, natural gas revenue before other income, royalties and commodity price risk management contracts decreased by approximately 41% to $86.6 million compared to $147.8 million realized during the first nine months of 2015. The decrease between the periods was the result of a 35% decrease in realized natural gas prices before risk management and a 10% decrease in sales volumes between the periods.

Revenue

	Three months ended September 30,		Nine months ended September 30,
($000s)	2016	2015	2016	2015
Crude oil and condensate	15,000	20,409	45,586	77,057
NGLs (excluding condensate)	6,196	7,807	20,600	27,842
Crude oil and NGLs	21,196	28,216	66,186	104,899
Natural gas	33,751	50,594	86,612	147,819
Petroleum and natural gas sales	54,947	78,810	152,798	252,718
Other income (1)	1,577	3,256	7,169	8,475
Total revenue	56,524	82,066	159,967	261,193

(1) Other income primarily consists of processing and other third party income.

COMMODITY PRICE RISK MANAGEMENT

The Company has a formal commodity price risk management policy which permits management to use specified price risk management strategies including fixed price contracts, collars, and the purchase of floor price options and other derivative financial instruments and physical delivery sales contracts to reduce the impact of price volatility for a maximum of thirty months beyond the transaction date. The program is designed to provide price protection on a portion of the Company’s future production in the event of adverse commodity price movement, while retaining significant exposure to upside price movements. By doing this, the Company seeks to provide a measure of stability to funds flow from operations, as well as to ensure Bellatrix realizes positive economic returns from its capital development and acquisition activities. The Company plans to continue its commodity price risk management strategies focusing on maintaining sufficient cash flow to fund Bellatrix’s capital expenditure program. Any remaining production is realized at market prices.

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As at September 30, 2016, the Company has entered into commodity price risk management arrangements as follows:

Natural gas fixed price arrangements

Type	Period	Volume	Price Floor	Price Ceiling	Index
Natural gas fixed	October 1, 2016 to October 31, 2016	19,000 GJ/d	$1.84 CDN	$1.84 CDN	AECO
Natural gas fixed	October 1, 2016 to December 31, 2016	90,000 GJ/d	$2.70 CDN	$2.70 CDN	AECO
Natural gas fixed	January 1, 2017 to December 31, 2017	105,995 GJ/d	$2.92 CDN	$2.92 CDN	AECO

Crude oil swap arrangements

Average Volumes (bbl/d) / Average Price ($/bbl WTI)

Product	Financial Contract (1)	Period	Volume	Average Price
Crude Oil	WTI basis swap	October 1, 2016 to December 31, 2016	1,500	US$4.05
(1)	Settled on the monthly average Mixed Sweet Blend (“MSW”) Differential to WTI. The MSW differential refers to the discount between WTI and the mixed sweet crude grade at Edmonton, calculated on a monthly weighted average basis.

When the Company has outstanding commodity price risk management contracts at a reporting date, the fair value, or mark-to-market value, of these contracts reflected in its financial statements as an unrealized asset or liability is based on the estimated amount that would have been received or paid to settle the contracts as at the reporting date and would differ from what would eventually be realized. Changes in the fair value of the commodity contracts are recognized in the Company’s Condensed Consolidated Statements of Comprehensive Loss within the financial statements.

The following are summaries of the gain (loss) on commodity price risk management contracts for the three months ended September 30, 2016 and 2015:

Commodity contracts

Three months ended September 30, 2016
($000s)	Crude Oil	Natural Gas	Total
Realized cash gain (loss) on contracts	(272)	3,747	3,475
Unrealized gain on contracts (1)	27	1,015	1,042
Total gain (loss) on commodity contracts	(245)	4,762	4,517

Commodity contracts

Three months ended September 30, 2015
($000s)	Crude Oil	Natural Gas	Total
Realized cash gain (loss) on contracts	2,656	(3,191)	(535)
Unrealized gain on contracts (1)	5,053	1,978	7,031
Total gain (loss) on commodity contracts	7,709	(1,213)	6,496

The following are summaries of the gain (loss) on commodity price risk management contracts for the nine months ended September 30, 2016 and 2015:

Commodity contracts

Nine months ended September 30, 2016
($000s)	Crude Oil	Natural Gas	Total
Realized cash gain (loss) on contracts	(583)	22,715	22,132
Unrealized gain (loss) on contracts (1)	171	(4,390)	(4,219)
Total gain (loss) on commodity contracts	(412)	18,325	17,913

Commodity contracts

Nine months ended September 30, 2015
($000s)	Crude Oil	Natural Gas	Total
Realized cash gain (loss) on contracts	3,933	(2,030)	1,903
Unrealized gain on contracts (1)	2,205	4,215	6,420
Total gain on commodity contracts	6,138	2,185	8,323

(1) Unrealized gain (loss) on commodity contracts represents non-cash adjustments for changes in the fair value of these contracts during the period.

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ROYALTIES

Bellatrix pays royalties to the respective provincial governments and landowners in British Columbia, Alberta and Saskatchewan in which it operates. Each province that Bellatrix operates in has established a separate and distinct royalty regime which impacts Bellatrix’s average corporate royalty rate. The Company’s royalties are primarily paid in the province of Alberta. In Alberta, crown royalty rates are based on reference commodity prices, production levels and well depths and are offset by certain incentive programs, which usually have a finite period of time and are in place to promote drilling activity by reducing overall royalty expense.

For the three months ended September 30, 2016, the Company incurred $3.9 million in royalties, compared to $6.3 million in the third quarter of 2015. As a percentage of petroleum and natural gas sales revenue (after transportation costs), royalties were 7% in the three months ended September 30, 2016, compared to 9% in the comparative 2015 period. For the nine months ended September 30, 2016, Bellatrix incurred total royalties of $10.9 million compared to $30.2 million incurred in the first nine months of 2015. Overall royalties as a percentage of petroleum and natural gas sales revenue (after transportation costs) in the first nine months of 2016 were 8%, compared with 13% in the same period in 2015.

Lower average corporate royalty rates period over period include the impact from lower commodity prices reflecting the “sliding scale” effect included in the Alberta Royalty Framework and a change in corporate production volume commodity weighting as well as increased GCA credits mainly associated with significant infrastructure and facilities investments by the Company over the past three years. The GCA credits have also increased as a result of the growth in custom processing from the Alder Flats Plant that was commissioned in May 2015.

Royalties by Commodity Type

	Three months ended September 30,		Nine months ended September 30,
($000s, except where noted)	2016	2015	2016	2015
Crude oil, condensate, and NGLs	4,432	5,295	13,587	22,360
$/bbl	4.99	4.80	4.84	6.80
Average crude oil, condensate and NGL royalty rate (%)	21	20	21	22

Natural Gas	(575)	1,025	(2,690)	7,859
$/mcf	(0.04)	0.07	(0.06)	0.16
Average natural gas royalty rate (%)	(2)	2	(3)	6

Total	3,857	6,320	10,897	30,219
Total $/boe	1.22	1.71	1.08	2.66
Average total royalty rate (%)	7	9	8	13

Royalties by Type

	Three months ended September 30,		Nine months ended September 30,
($000s)	2016	2015	2016	2015
Crown royalties	395	870	362	9,994
IOGC royalties	1,156	254	4,603	5,702
Freehold & GORR	2,306	5,196	5,932	14,523
Total	3,857	6,320	10,897	30,219

The Company’s light crude oil, condensate, NGL, and natural gas royalties are impacted by lower royalties on more recent wells in their early years of production under the Alberta New Well Royalty Rate program and the Natural Gas Deep Drilling royalty incentive program, offset in-part by wells drilled on Ferrier lands with higher combined Indian Oil and Gas Canada (“IOGC”) royalty and GORR rates.

In 2016, the Government of Alberta completed its oil and gas royalty review and announced a new Modernized Royalty Framework (“MRF”) which included, for conventional activity, no changes to the royalty structure of wells drilled prior to 2017 for a 10-year period from the MRF implementation date and improved transparency concerning disclosure of royalty information. Based on the internal assessment completed, the MRF is expected to have a minimal impact on Bellatrix’s funds flow from operations.

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EXPENSES

	Three months ended September 30,		Nine months ended September 30,
($000s)	2016	2015	2016	2015
Production	27,523	27,350	82,568	93,151
Transportation	2,726	4,956	8,965	14,443
Royalties	3,857	6,320	10,897	30,219
General and administrative	5,493	4,964	14,881	18,970
Interest and financing charges (1)	10,902	12,549	35,149	28,035
Share-based compensation	1,367	(707)	2,671	2,982

(1) Excludes financing charges in relation to the Company’s accretion of decommissioning liabilities, unrealized foreign exchange gain (loss), and realized foreign exchange gain (loss).

EXPENSES PER BOE

	Three months ended September 30,		Nine months ended September 30,
($/boe)	2016	2015	2016	2015
Production	8.69	7.38	8.16	8.18
Transportation	0.86	1.34	0.89	1.27
Royalties	1.22	1.71	1.08	2.66
General and administrative	1.74	1.34	1.47	1.67
Interest and financing charges (1)	3.44	3.39	3.47	2.46
Share-based compensation	0.43	(0.19)	0.26	0.26

(1) Excludes financing charges in relation to the Company’s accretion of decommissioning liabilities, unrealized foreign exchange gain (loss), and realized foreign exchange gain (loss).

PRODUCTION EXPENSES

Production expenses for the three and nine months ended September 30, 2016 totaled $27.5 million ($8.69/boe) and $82.6 million ($8.16/boe), compared to $27.4 million ($7.38/boe) and $93.2 million ($8.18/boe) in the comparative 2015 periods. Production expenses of $8.16/boe in the first nine months of 2016 are relatively similar to $8.18/boe in the comparable 2015 period, however, cost containment efforts year to date have mitigated increased costs associated with facility dispositions in 2016, and an 11% reduction in average volumes over the comparable periods. The cost containment efforts were focused on increased operational efficiencies, field optimization work, and increased competitive pricing of contract services. Bellatrix executed a strong optimization program in the first nine of 2016, resulting in mitigation of downtime, moderating base declines and reducing production expenses. The culmination of the programs resulted in additional cash flow with relatively small capital investment.

Production Expenses by Commodity Type

	Three months ended September 30,		Nine months ended September 30,
($000s, except where noted)	2016	2015	2016	2015
Crude oil, condensate and NGLs	7,296	8,237	22,432	26,624
$/bbl	8.22	7.47	7.99	8.10

Natural gas	20,227	19,113	60,136	66,527
$/mcf	1.48	1.22	1.37	1.37

Total Production Expenses	27,523	27,350	82,568	93,151
Total $/boe	8.69	7.38	8.16	8.18

TRANSPORTATION EXPENSES

Transportation expenses for the three and nine months ended September 30, 2016 were $2.7 million ($0.86/boe) and $9.0 million ($0.89/boe), respectively, compared to $5.0 million ($1.34/boe) and $14.4 million ($1.27/boe) in the same periods in 2015. The decrease in transportation costs per boe in the 2016 year was primarily due to Bellatrix completing the construction of pipeline infrastructure in the latter part of 2015 to transport liquids volumes from major compression facilities to processing facilities as opposed to trucking the production volumes. Additionally, in the latter part of 2015 and the first nine months of 2016, Bellatrix shifted capital activity towards the development of Spirit River liquids-rich natural gas wells which have lower associated transportation costs than oil wells due to increased utilization of Company owned pipeline infrastructure associated with these wells.

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OPERATING NETBACK

Operating Netback – Corporate (before risk management)

	Three months ended September 30,		Nine months ended September 30,
($/boe)	2016	2015	2016	2015
Sales (1)	17.86	22.15	15.80	22.95
Production	(8.69)	(7.38)	(8.16)	(8.18)
Transportation	(0.86)	(1.34)	(0.89)	(1.27)
Royalties	(1.22)	(1.71)	(1.08)	(2.66)
Operating netback	7.09	11.72	5.67	10.84

(1) Sales includes other income.

During the three months ended September 30, 2016, the Company’s corporate operating netback before commodity risk management contracts decreased by 40% to $7.09/boe compared to $11.72/boe in the third quarter of 2015. The reduced netback realized in the third quarter of 2016 was primarily the result of depressed average realized commodity prices and increased production expenses, partially offset by reduced transportation and royalty expenses. After including commodity risk management contracts, the corporate operating netback for the three months ended September 30, 2016 was $8.18/boe compared to $11.58/boe in the third quarter of 2015. Per unit metrics including risk management include realized gains or losses on commodity contracts and exclude unrealized gains or losses on commodity contracts.

For the nine months ended September 30, 2016, the corporate operating netback (before commodity risk management contracts) was $5.67/boe a decrease of 48% compared to $10.84/boe in the first nine months of 2015. The reduced netback realized in the first nine months of 2016 was primarily the result of lower average realized commodity prices, partially offset by lower production, transportation and royalty expenses. After including commodity risk management contracts, the corporate operating netback for the nine months ended September 30, 2016 was $7.87/boe compared to $11.01/boe in the first nine months of 2015.

Operating Netback – Crude Oil, Condensate, and NGLs (before risk management)

	Three months ended September 30,		Nine months ended September 30,
($/bbl)	2016	2015	2016	2015
Sales	23.87	25.57	23.56	31.92
Production	(8.22)	(7.47)	(7.99)	(8.10)
Transportation	(0.30)	(0.98)	(0.38)	(1.22)
Royalties	(4.99)	(4.80)	(4.84)	(6.80)
Operating netback	10.36	12.32	10.35	15.80

Operating netbacks before commodity price risk management contracts for crude oil, condensate and NGLs during the third quarter of 2016 averaged $10.36/bbl, a decrease of 16% from the $12.32/bbl realized during the same period in 2015. After including commodity price risk management contracts, the operating netback for crude oil, condensate, and NGLs for the three months ended September 30, 2016 was $10.05/bbl compared to $14.73/bbl in the same period in 2015. The decrease between the periods was primarily a result of weaker crude oil, condensate and NGL commodity prices as well as increased production and royalty expenses, partially offset by lower transportation expenses.

Operating netbacks before commodity price risk management contracts for crude oil, condensate, and NGLs decreased by 34% to $10.35/bbl for the nine months ended September 30, 2016 from $15.80/bbl realized in the first nine months of 2015. After including commodity price risk management contracts, the operating netback for crude oil, condensate, and NGLs for the nine months ended September 30, 2016 was $10.15/bbl compared to $17.00/bbl in the first nine months of 2015. The reduced netback was primarily attributable to depressed crude oil, condensate, and NGL commodity prices, partially offset by lower production, transportation and royalty expenses.

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Operating Netback – Natural Gas (before risk management)

	Three months ended September 30,		Nine months ended September 30,
($/mcf)	2016	2015	2016	2015
Sales	2.47	3.24	1.97	3.04
Production	(1.48)	(1.22)	(1.37)	(1.37)
Transportation	(0.18)	(0.25)	(0.18)	(0.22)
Royalties	0.04	(0.07)	0.06	(0.16)
Operating netback	0.85	1.70	0.48	1.29

The operating netback for natural gas before commodity price risk management contracts during the third quarter of 2016 was $0.85/mcf compared to $1.70/mcf recorded in the same period in 2015. As a result of Bellatrix’s active risk management strategy, the operating netback for natural gas for the third quarter of 2016 was $1.13/mcf compared to $1.50/mcf in the same period in 2015 after including commodity risk management contracts. The reduction to the realized netback between the third quarters of 2015 and 2016 was driven by a significant decrease in natural gas prices and increased production expenses, partially offset by reduced transportation expenses and royalty recoveries in the third quarter of 2016.

For the nine months ended September 30, 2016, before commodity price risk management contracts Bellatrix realized an operating netback for natural gas of $0.48/mcf, a decrease of 63% from $1.29/mcf realized in the same period in 2015. The lower netback realized between the periods reflected lower natural gas prices, partially offset by decreased transportation expenses and royalty recoveries. After including commodity risk management contracts, the operating netback for natural gas for the first nine months of 2016 was $1.00/mcf compared to $1.25/mcf in the same period in 2015.

GENERAL AND ADMINISTRATIVE

Bellatrix incurred lower gross G&A expenses (before capitalized G&A and recoveries) in the third quarter of 2016 when compared to the same period of 2015 by 10% as the Company initiated numerous cost saving strategies to reduce gross G&A expenses. The Company also reduced gross G&A expenditures by $8.3 million over the comparable nine month periods ending September 30, 2016 and 2015. Net G&A expenses (after capitalized costs and recoveries) for the three and nine months ended September 30, 2016 were $5.5 million ($1.74/boe) and $14.9 million ($1.47/boe), respectively, compared to $5.0 million ($1.34/boe) and $19.0 million ($1.67/boe) in the comparative 2015 periods, an increase of 10% and a decrease of 22%, respectively. The overall decrease to net G&A for the nine months ending September 30, 2016, was primarily attributable to a decrease in gross G&A expenses as a result of significant cost saving initiatives on discretionary G&A spending, workforce reductions, and compensation expenses through the first nine months of 2016. This decrease more than offset reduced recoveries from partners associated with lower capital spending in 2016 as compared to 2015.

General and Administrative Expenses

	Three months ended September 30,		Nine months ended September 30,
($000s, except where noted)	2016	2015	2016	2015
Gross expenses	8,088	8,978	25,119	33,375
Capitalized	(1,562)	(2,605)	(5,449)	(6,569)
Recoveries	(1,033)	(1,409)	(4,789)	(7,836)
G&A expenses	5,493	4,964	14,881	18,970
G&A expenses, per unit ($/boe)	1.74	1.34	1.47	1.67

INTEREST AND FINANCING CHARGES

For the three and nine months ended September 30, 2016, Bellatrix recorded $10.9 million ($3.44/boe) and $35.1 million ($3.47/boe) of interest and financing charges related to bank debt, the Convertible Debentures and the outstanding US$250 million of Senior Notes, compared to $12.5 million ($3.39/boe) and $28.0 million ($2.46/boe) during the same periods in 2015, respectively.

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The overall decrease in interest and financing charges between the third quarters of 2015 and 2016 was mainly due to reduced interest expense on bank debt as a result of Bellatrix repaying $194.5 million in bank debt in the third quarter of 2016, resulting from the net proceeds of the previously announced $30 million offering of subscription receipts (which were subsequently converted into common shares of Bellatrix) and $50 million offering of Convertible Debentures (the “Offerings”) and the Alder Flats Plant Sale (as defined below). For the nine months ended September 30, 2016, the increase in interest and financing charges compared to the same period in 2015 was related to the Senior Notes which were issued during the second quarter of 2015 partially offset by the decrease interest charges related to the lower bank debt.

Interest and Financing Charges (1)

	Three months ended September 30,		Nine months ended September 30,
($000s, except where noted)	2016	2015	2016	2015
Interest on bank debt	2,572	5,006	11,392	17,341
Interest on Convertible Debentures	750	-	750	-
Interest on Senior Notes	7,580	7,543	23,007	10,694
Interest and financing charges	10,902	12,549	35,149	28,035
Interest and financing charges ($/boe)	3.44	3.39	3.47	2.46

(1) Excludes financing charges in relation to the Company’s accretion of decommissioning liabilities, unrealized foreign exchange gain (loss), and realized foreign exchange gain (loss).

Bellatrix’s total net debt at September 30, 2016 of $498.1 million included $119.7 million of bank debt, $37.0 million of Convertible Debentures (liability component only), $316.5 million of Senior Notes which includes $17.4 million of unrealized foreign exchange gain recognized on the mark-to-market of the Company’s United States dollar denominated Senior Notes in the nine months ended September 30, 2016, and an adjusted working capital deficiency of $24.9 million.

Reconciliation of Total Liabilities to Total Net Debt

	As at September 30,
($000s)	2016	2015
Total liabilities per financial statements	698,559	994,935
Current liabilities (excluding bank debt)	(94,789)	(159,096)
Decommissioning liabilities	(99,000)	(93,915)
Other deferred liabilities	(23,111)	(8,841)
Deferred capital obligation	(7,892)	(2,472)
Risk management contract liability	(560)	-
Deferred taxes	-	(68,872)

Adjusted working capital
Current assets	(53,987)	(100,804)
Current liabilities	107,689	159,096
Current portion of bank debt	(12,900)	-
Current portion of other deferred liabilities	(7,938)	(1,627)
Current portion of deferred capital obligation	(15,820)	(340)
Current portion of risk management contract asset	8,033	5,390
Current portion of risk management contract liability	(219)	-
	24,858	61,715
Total net debt	498,065	723,454
Liability component of Convertible Debentures	(36,950)	-
Net debt	461,115	723,454

SHARE-BASED COMPENSATION

Bellatrix has an Incentive Award Plan where the Company may grant Restricted Awards (“RAs”) and Performance Awards (“PAs”) to officers, employees, and other service providers. As at November 8, 2016, Bellatrix had 2,078,625 RAs and 1,516,676 PAs outstanding. During the second quarter of 2016, the shareholders and the TSX approved the issuance of common shares on settlement of RAs and PAs under the Incentive Award Plan. As a result, awards under the Incentive Award Plan may be settled in cash, in common shares of the Company, or a combination thereof. In the case of PAs, settlement is subject to a “payout multiplier” (the payout multiplier shall be based on such corporate performance measures as determined by the Board of Directors (or the Compensation Committee) of the Company) and may range between zero and two times.

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For the three months ended September 30, 2016, non-cash share-based compensation was an expense of $1.4 million ($0.43/boe) compared to a recovery of $0.7 million ($0.19/boe) in the same period in 2015. The non-cash share-based compensation expense realized in the three months ended September 30, 2016 period was composed of an expense of $0.9 million (2015: $1.2 million expense) for the Company’s outstanding share options and an expense of $0.9 million for Deferred Share Units (“DSUs”) (2015: $0.9 million recovery), partially offset by a recovery of $0.1 million (2015: $0.3 million recovery) for RAs. Share-based compensation expense was offset by capitalized share-based compensation. For the three months ended September 30, 2016, capitalized share-based compensation was $0.3 million compared to $0.6 million in the same period in 2015.

For the nine months ended September 30, 2016, non-cash share-based compensation expense was $2.7 million ($0.26/boe) compared to $3.0 million ($0.26/boe) in the first nine months of 2015. The non-cash share-based compensation expense was composed of a $2.8 million expense (2015: $4.6 million expense) for the Company’s outstanding share options, nil expense (2015: $1.1 million expense) for RAs, nil expense (2015: nil expense) for PAs and a $0.8 million expense for DSUs (2015: $0.6 million recovery). Share-based compensation expense was offset by capitalized share-based compensation. For the nine months ended September 30, 2016, capitalized share-based compensation was $0.9 million compared to $2.1 million in the same period in 2015.

DEPLETION AND DEPRECIATION

Depletion and depreciation expense for the three and nine months ended September 30, 2016, was $34.5 million ($10.89/boe) and $109.6 million ($10.83/boe) compared to $43.8 million ($11.81/boe) and $136.4 million ($11.98/boe) recognized in the comparative 2015 periods, respectively. The decrease in the Company’s depletion and depreciation expense on a per boe basis between the periods can be attributed to the lower capital cost base stemming from the impairment of assets recognized in 2015 and a decline in the associated future development costs attributable to the reserves in 2016 resulting in a lower depletion rate.

For the three months ended September 30, 2016, Bellatrix has included a total of $1.07 billion (2015: $1.23 billion) for future development costs in the depletion calculation and excluded from the depletion calculation a total of $60.8 million (2015: $83.5 million) for estimated salvage value.

Depletion and Depreciation

	Three months ended September 30,		Nine months ended September 30,
($000s, except where noted)	2016	2015	2016	2015
Depletion and Depreciation	34,470	43,757	109,632	136,371
Depletion and Depreciation per unit ($/boe)	10.89	11.81	10.83	11.98

FOREIGN EXCHANGE

Bellatrix incurs gains and losses in relation to the foreign currency translation of its Senior Notes. The Senior Notes are translated from the United States dollar to Canadian dollar using the closing foreign exchange rate for the period. Unrealized foreign exchange gains or losses are included in earnings in the period related to the translation of the outstanding balance of the Senior Notes at the end of the period. Realized foreign exchange gains and losses are recognized as the Senior Notes and other minor foreign currency based transactions are translated and settled during the period.

	Three months ended September 30,		Nine months ended September 30,
($000s)	2016	2015	2016	2015
Realized gain (loss) on foreign exchange	-	(8)	505	99
Unrealized gain (loss) on foreign exchange	(2,669)	(22,377)	17,350	(28,656)
Unrealized gain (loss) on foreign exchange contracts	702	853	(3,026)	853
Gain (loss) on foreign exchange	(1,967)	(21,532)	14,829	(27,704)

For the three and nine months ended September 30, 2016, Bellatrix recorded a foreign exchange loss of $2.0 million and a gain of $14.8 million, respectively. This was due to the impact of the change over the three and nine month periods ended September 30, 2016, in the value of the Canadian dollar relative to the United States dollar primarily on the Company’s United States dollar denominated Senior Notes ($2.7 million loss and $17.4 million gain, respectively), net of the change in the fair value of its United States foreign exchange forward contract ($0.7 million gain and $3.0 million loss, respectively).

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The Company may utilize foreign exchange derivative contracts to manage foreign exchange risks in order to maintain cash flow stability. Foreign exchange derivative transactions are conducted in accordance with the risk management policy that has been approved by the Board of Directors. The aggregate amount hedged under all foreign exchange derivate contracts is limited to the outstanding principal amount of the Senior Notes and the term of foreign exchange contracts is limited to the remaining term of the related Senior Notes.

As at September 30, 2016, the Company had entered into the following foreign exchange forward purchase contracts:

Type	Value Date	Notional Amount ($000s USD)	Foreign Exchange Rate	Settlement ($000s CDN)
Fixed	May 14, 2020	$32,500	$1.3076	$42,497
Fixed	May 14, 2020	$30,000	$1.3080	$39,240

The Company has recorded the following asset (liability) on its Condensed Consolidated Balance Sheets with regards to the foreign exchange contracts:

	September 30,	December 31,
($000s)	2016	2015
Foreign exchange contracts asset (liability)	(560)	2,466

INCOME TAXES

Deferred income taxes arise from differences between the accounting and tax basis of the Company’s assets and liabilities. For the three and nine months ended September 30, 2016, the Company recognized deferred income tax recoveries of $3.9 million and $22.6 million, compared to recoveries of $8.3 million and $12.7 million realized during the same periods in 2015, respectively. The increase in the deferred income tax recovery recognized in the first nine months of 2016 compared to the deferred tax recovery recognized in the first nine months of 2015 was primarily attributable to a an increase in the net loss recognized in the 2016 period compared to the net loss during the 2015 period, after adjusting for non-deductible tax items and the increase in substantively enacted Alberta provincial corporate tax rates in 2015. At September 30, 2016 the Company had a total deferred tax asset balance of $79.2 million.

At September 30, 2016, Bellatrix had approximately $1.55 billion in tax pools available for deduction against future income as follows:

Tax Pools

		September 30,	September 30,
($000s)	Rate %	2016	2015
Intangible resource pools:
Canadian exploration expenses	100	119,100	116,700
Canadian development expenses	30	793,600	845,600
Canadian oil and gas property expenses	10	200,900	191,200
Foreign resource expenses	10	600	700
Alberta non-capital losses greater than Federal non-capital losses	(Alberta) 100	16,100	16,100
Undepreciated capital cost (1)	6 – 100	263,100	347,600
Non-capital losses (expire through 2033)	100	151,000	173,600
Financing costs	20 Straight-Line	6,700	9,300
		1,551,100	1,700,800

(1) Approximately $232 million of undepreciated capital cost pools are class 41, which is claimed at a 25% rate.

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CASH FLOW FROM OPERATING ACTIVITIES, FUNDS FLOW FROM OPERATIONS, NET LOSS, AND ADJUSTED NET LOSS

As detailed previously in this MD&A, funds flow from operations is a non-GAAP measure that does not have any standardized meaning under GAAP. Bellatrix’s method of calculating funds flow from operations may differ from that of other companies, and accordingly, may not be comparable to measures used by other companies.

Reconciliation of Cash Flow from Operating Activities to Funds Flow from Operations

	Three months ended September 30,		Nine months ended September 30,
($000s)	2016	2015	2016	2015
Cash flow from operating activities	2,425	22,015	20,432	61,042
Decommissioning costs incurred	638	727	2,321	1,697
Change in non-cash working capital	7,493	3,856	9,726	17,094
Funds flow from operations	10,556	26,598	32,479	79,833

Bellatrix generated funds flow from operations of $10.6 million ($0.05 per basic share and diluted share) in the third quarter of 2016, a decrease of 60% from $26.6 million ($0.14 per basic share and diluted share) generated in the comparative 2015 period. The decrease in funds flow from operations between the third quarters of 2015 and 2016 was mainly attributable to lower realized commodity pricing and a 15% decrease in sales volumes, partially offset by decreased transportation, royalty, and interest expenses. Bellatrix’s cash flow from operating activities for the three months ended September 30, 2016 decreased by 89% to $2.4 million ($0.01 per basic share and diluted share) from $22.0 million ($0.11 per basic share and diluted share) generated in the third quarter of 2015.

Bellatrix generated funds flow from operations of $32.5 million ($0.16 per basic share and diluted share) for the nine months ended September 30, 2016, a decrease of 59% from $79.8 million ($0.42 per basic share and diluted share) generated during the first nine months of 2015. The decrease in funds flow from operations between the first nine months of 2015 and 2016 was mainly attributable to lower realized commodity pricing, an 11% decrease in sales volumes and increased interest expense, partially offset by decreased production, transportation, royalty and G&A expenses. Bellatrix’s cash flow from operating activities in the first nine months of 2016 decreased by 67% to $20.4 million ($0.10 per basic share and diluted share) from $61.0 million ($0.32 per basic share and diluted share) generated in the comparative 2015 period.

Bellatrix maintains a commodity price risk management program to provide a measure of stability to funds flow from operations. Unrealized mark–to–market gains or losses are non-cash adjustments to the fair market value of the contract over its entire term and are included in the calculation of net profit (loss).

Management believes that, in addition to net profit (loss), adjusted net profit (loss) is a useful supplemental measure as it reflects the underlying performance of Bellatrix’s business activities by excluding the after tax effect after adjusting for non-deductible tax items of non-cash commodity contracts mark–to–market gains and losses, unrealized foreign exchange gains and losses, non-cash impairment and non-cash one time charges, as applicable, that may significantly impact net profit (loss) from period to period.

Adjusted Net Loss

	Three months ended September 30,		Nine months ended September 30,
($000s)	2016	2015	2016	2015
Net loss	(13,907)	(50,460)	(49,753)	(87,577)
Add (deduct) non-operating items:
Unrealized (gain) loss on commodity contracts	(1,042)	(7,031)	4,219	(6,420)
Unrealized (gain) loss on foreign exchange	1,967	21,524	(14,324)	27,803
Impairment	-	37,412	-	37,412
Tax impact on non-operating items (1)	264	(8,305)	(1,143)	(8,479)
Adjusted net loss	(12,718)	(6,860)	(61,001)	(37,261)
(1)	Tax impact on non-operating items after adjusting for non-deductible tax items calculated using 27% tax rate.

Bellatrix recognized an adjusted net loss of $12.7 million ($0.06 per basic and diluted share) for the three months ended September 30, 2016, compared to an adjusted net loss of $6.9 million ($0.04 per basic and diluted share) in the third quarter of 2015. The increase in adjusted net loss recorded in the third quarter of 2016 compared to the same period in 2015 was primarily the result of the significant decrease in revenue driven by the volatile and depressed commodity price environment more than offsetting the decrease in the costs related to transportation, interest and depletion and depreciation expenses, as compared to the same period in 2015.

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For the three months ended September 30, 2016, Bellatrix recognized a net loss of $13.9 million ($0.06 per basic and diluted share), compared to a net loss of $50.5 million ($0.26 per basic share and diluted share) in the third quarter of 2015. The decrease in net loss recorded in the third quarter of 2016 compared to the same period in 2015 was primarily the result of an impairment expense recorded in the third quarter of 2015.

Bellatrix recognized an adjusted net loss of $61.0 million ($0.30 per basic and diluted share) for the nine months ended September 30, 2016, compared to an adjusted net loss of $37.3 million ($0.19 per basic and diluted share) in the comparative 2015 period, primarily a result of realizing decreased funds from operating activities from the significantly reduced commodity pricing environment partially offset by decreased cash cost expenses.

For the nine months ended September 30, 2016, Bellatrix recognized a net loss of $49.8 million ($0.24 per basic and diluted share), compared to a net loss of $87.6 million ($0.46 per basic and diluted share) in the same period in 2015. The decrease in net loss recorded in the first nine months of 2016 compared to the same period in 2015 was primarily the result of an impairment expense recorded in the third quarter of 2015.

Funds Flow from Operations, Cash Flow from Operating Activities, Adjusted Net Loss and Net Loss

	Three months ended September 30,		Nine months ended September 30,
($000s, except per share amounts)	2016	2015	2016	2015
Funds flow from operations	10,556	26,598	32,479	79,833
Basic ($/share)	0.05	0.14	0.16	0.42
Diluted ($/share)	0.05	0.14	0.16	0.42
Cash flow from operating activities	2,425	22,015	20,432	61,042
Basic ($/share)	0.01	0.11	0.10	0.32
Diluted ($/share)	0.01	0.11	0.10	0.32
Adjusted net loss	(12,718)	(6,860)	(61,001)	(37,261)
Basic ($/share)	(0.06)	(0.04)	(0.30)	(0.19)
Diluted ($/share)	(0.06)	(0.04)	(0.30)	(0.19)
Net loss	(13,907)	(50,460)	(49,753)	(87,577)
Basic ($/share)	(0.06)	(0.26)	(0.24)	(0.46)
Diluted ($/share)	(0.06)	(0.26)	(0.24)	(0.46)

CAPITAL EXPENDITURES

Bellatrix’s strategic priority remains focused on maintaining financial strength and liquidity as well as on profitable resource development in 2016. During the three months ended September 30, 2016, Bellatrix invested $17.2 million in exploration and development capital projects, excluding property acquisitions and dispositions, compared to $19.6 million in the same period in 2015. During the nine months ended September 30, 2016, Bellatrix invested $54.0 million in exploration and development capital projects, excluding property acquisitions and dispositions, compared to $138.4 million in the comparative 2015 period.

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Capital Expenditures

	Three months ended September 30,		Nine months ended September 30,
($000s)	2016	2015	2016	2015
Lease acquisitions and retention	842	1,514	1,867	3,581
Geological and geophysical	25	20	78	646
Drilling and completion costs	12,395	15,944	39,963	55,829
Facilities and equipment	3,973	2,100	12,111	86,959
Property transfers – cash	-	-	-	(8,639)
Capital – exploration and development (1)	17,235	19,578	54,019	138,376
Capital – corporate assets (2)	4	177	58	3,288
Property acquisitions	3	-	4	749
Total capital expenditures – cash	17,242	19,755	54,081	142,413
Property dispositions – cash	(116,023)	(8,496)	(193,852)	(10,307)
Total net capital expenditures – cash	(98,781)	11,259	(139,771)	132,106
Property acquisitions – non-cash	-	-	29,178	-
Other – non-cash (3)	784	2,465	2,337	6,019
Total capital expenditures – net (4)	(97,997)	13,724	(108,256)	138,125
(1)	Excludes capitalized costs related to decommissioning liabilities expenditures incurred during the period.
(2)	Capital - corporate assets includes office leasehold improvements, furniture, fixtures and equipment before recoveries realized from landlord lease inducements.
(3)	Other includes non-cash adjustments for the current period’s decommissioning liabilities and share based compensation.
(4)	Total capital expenditures – net is considered to be a non-GAAP measure. Total capital expenditures – net includes the cash impact of capital expenditures and property dispositions, as well as the non-cash capital impacts of corporate acquisitions, property acquisitions, adjustments to the Company’s decommissioning liabilities, and share based compensation.

In the third quarter of 2016, capital spending on exploration and development activities of $17.2 million was focused primarily on drilling and completing four gross (2.3 net) Spirit River liquids-rich natural gas wells as well as facilities and equipment expenditures related to the development of Phase 2 of the Alder Flats Plant. Average estimated capital costs for drilling, completing, equipping and tie-in activity for Spirit River wells drilled in the first nine months of 2016 was $3.7 million, representing a decrease of 12% from an average of $4.2 million all-in capital costs for Spirit River wells drilled in the comparable period in 2015.

Bellatrix continues to advance the Phase 2 expansion project of the Alder Flats Plant which is expected to more than double the inlet capacity of the Plant from 110 MMcf/d currently to 230 MMcf/d. The project remains on time and budget, and is scheduled for completion in the first half 2018 at a remaining net estimated cost to Bellatrix of approximately $40.6 million, a portion of such expenditures represent the prepayment made by Keyera Partnership (“Keyera”) related to Phase 2, pursuant to the Alder Flats Plant Sale (as defined below). Subject to changes in commodity prices and the assumptions and risk factors discussed under "Forward-Looking Statements", Bellatrix currently anticipates that the remaining net costs relating to the Phase 2 expansion project of the Alder Flats Plant will be funded from our cash flow.

Based on economic conditions and Bellatrix’s operating forecast for the second half of 2016, the Board approved a budget in June 2016 for a net capital program of up to $40 million in the second half of 2016, with funding limited to available cash flow and capital funding. The second half of 2016 capital is expected to be directed towards drilling, completion and tie-in activity, primarily in the Spirit River formation and investment in strategic infrastructure projects.

Dispositions

During the third quarter of 2016, Bellatrix completed a $112.5 million disposition of a 35% working interest in the Alder Flats Plant (“Alder Flats Plant Sale”). As part of the transaction, Bellatrix and Keyera entered into a midstream services and governance agreement pursuant to which Bellatrix will have exclusive access to the purchased capacity (approximately 80.5 MMcf/d post commissioning of Phase 2) for a term of 10 years, and will remain the operator of the Alder Flats Plant.  In exchange for exclusive access to the purchased capacity during the term, Keyera will be entitled to receive, on an annual basis, a guaranteed fee calculated with reference to the capital fees that Keyera will otherwise receive in accordance with the terms of the construction, ownership and operation agreement governing the Alder Flats Plant. Following completion of the transaction, Bellatrix retains a 25% interest in the Alder Flats Plant, and has the option to reacquire a 5% interest in the Alder Flats Plant near the end of the final year of the agreement at a cost of $8 million.

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Bellatrix recorded a gain on disposition of $9.8 million in relation to the Company’s disposed working interest in Phase 1 of the Alder Flats Plant and a deferred gain of $10.7 million related to the prepayment for the working interest in Phase 2 of the Alder Flats Plant which is currently under construction. Bellatrix recorded a deferred capital obligation of $25.2 million for the remaining Phase 2 costs to be incurred to construct and commission Phase 2, related to Keyera’s 35% working interest, and a deferred financing obligation of $9.9 million.

In the three and nine months ended September 30, 2016, the Company recognized total net gains on disposition of nil and $4.2 million, respectively, relating to gains on wells drilled under the Grafton Joint Venture (2015: $11.2 million and $20.9 million on wells drilled under the Grafton Joint Venture and the joint venture between Bellatrix and TCA Energy Ltd. that was terminated in the fourth quarter of 2015) which were completed and tied-in during the quarter as well as adjustments for wells completed and tied in during prior periods. A gain on disposition for each well is recognized to account for the disposal of the pre-payout working interest earned by the joint venture partner on the well, which results from the difference between the percentage of all capital costs contributed for the drilling, completion, equipping and tie-in of the well by the joint venture partner and the pre-payout working interest allocated to the joint venture partner by the Company. The gain on disposition for a well is recognized during the quarter in which the well was completed and tied-in.

Under the Grafton Joint Venture, Grafton contributes 82% of the total capital costs required for each well and in return earns 54% of Bellatrix’s WI in each well drilled in the well program until payout.

Additionally in the quarter, Bellatrix had minor dispositions of both assets and working interest in assets for proceeds of $3.5 million.

Subsequent to September 30, 2016, Bellatrix completed the Pembina asset sale for total consideration of $47 million, consisting of approximately $42 million in cash and 2,171,667 common shares of New InPlay with a deemed value of $5 million. Net cash proceeds from the Pembina asset sale, which closed on November 7, 2016, were used to fully repay the Term Facility (as defined below) and the remaining funds to partially repay the Revolving Facility (as defined below).

DECOMMISSIONING LIABILITIES

At September 30, 2016, Bellatrix has recorded decommissioning liabilities of $99.0 million compared to $96.4 million at December 31, 2015, for future abandonment and reclamation of the Company’s properties. During the nine months ended September 30, 2016, decommissioning liabilities increased by a net $2.6 million as a result of $0.6 million incurred in relation to development activities, $1.2 million as a result of charges for the unwinding of discount rates used for assessing liability present values and $6.6 million resulting from changes in estimates. This was offset by a $5.8 million reduction in the liability as a result of disposition transactions in the period. The $6.6 million increase in decommissioning liabilities between September 30, 2016 and December 31, 2015 resulting from revisions on estimates were primarily due to reduced market interest rates which decreases the discount rates applied to the valuation of the liabilities.

LIQUIDITY AND CAPITAL RESOURCES

As an oil and gas company, Bellatrix has a declining asset base and therefore relies on ongoing development and acquisitions to replace production and add additional reserves. Future oil and natural gas production and reserves are highly dependent on the success of exploiting the Company’s existing asset base and in identifying or acquiring additional reserves. To the extent Bellatrix is successful or unsuccessful in these activities, cash flow could be increased or decreased. In addition, the Company’s cash flow depends on a number of factors, including commodity prices, production and sales volumes, operating expenses, taxes and royalties.

Bellatrix remains highly focused on key business objectives of maintaining financial strength and liquidity, and optimizing capital investments in the current low commodity price environment. In order to preserve liquidity and capital resources, Bellatrix’s Board of Directors approved a 2016 net capital budget of up to $77 million, with funding limited to available cash flow and capital funding. Bellatrix expects to be able to fund its 2016 capital program by reinvesting cash flow and by utilizing the proceeds of the $10 million private placement of CDE flow-through common shares of Bellatrix completed on October 27, 2016. Bellatrix continually monitors its capital spending program in light of prevailing commodity prices and the United States/Canadian dollar exchange rate with the aim of ensuring the Company will be able to meet future anticipated obligations incurred from normal ongoing operations with funds flow from operations and borrowings under its Credit Facilities, as necessary.

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In addition to funds flow from operations, the Company’s other main source of liquidity is its revolving Credit Facilities. Availability under the Credit Facilities is governed by a borrowing base, which is re-determined by the lenders, in their sole discretion, on a semi-annual basis on or before May 31 and November 30 of each year, taking into consideration the estimated value of the Company’s oil and natural gas properties in accordance with the lenders’ customary practices for oil and gas loans. At September 30, 2016 the Company had $119.7 million outstanding under its Credit Facilities at a weighted average interest rate of 4.82%.

The Company completed its May 31, 2016 semi-annual borrowing base redetermination that had been mutually extended by the syndicate members and the renewal of its Credit Facilities on July 15, 2016. Following the redetermination, the total commitments under the Credit Facilities were set at $365 million comprised of a $210 million revolving facility with a maturity date of July 1, 2017 (the “Revolving Facility”) and a $155 million term facility with a maturity date of November 11, 2016 (the “Term Facility”). On August 9, 2016, following the completion of the $112.5 million Alder Flats Plant Sale and the Offerings and the application of the net proceeds therefrom, the Revolving Facility was reduced to $160 million and the amount outstanding under the Term Facility reduced to approximately $13 million. Subsequent to the third quarter, the Company fully repaid all amounts owing under the Term Facility by utilizing cash received from its operations and the proceeds from the Pembina asset sale that closed on November 7, 2016. During the third quarter of 2016, the maturity date of the Revolving Facility was extended to October 1, 2017, which maturity date may be further extended for a period of up to three years with the consent of the lenders.

Concurrent with the closing of the Pembina asset sale, the Company completed its semi-annual borrowing base redetermination and the renewal of its Credit Facilities. Effective upon the closing of the Pembina asset sale, total commitments under the Credit Facilities were set at $130 million, comprised of a $25 million operating facility provided by a Canadian bank and a $105 million syndicated facility provided by nine financial institutions, subject to a borrowing base test. The borrowing base is subject to redetermination on or before May 31 and November 30 in each year prior to maturity, with the next semi-annual redetermination expected to be completed on or before May 31, 2017. With the semi-annual redetermination and the Pembina asset sale completed, as of November 7, 2016, Bellatrix maintains approximately $55 million of available capacity based on current bank debt outstanding of approximately $75 million (excluding letters of credit).

In addition to the semi-annual borrowing base redeterminations, the Credit Facilities incorporate the financial covenant of Senior Debt to EBITDA (the “Senior Debt Covenant” as defined in detail below) which also has the ability to effectively limit the Company’s maximum drawings permitted under the Credit Facilities. Specifically, the Senior Debt Covenant requires that the Company maintain a Senior Debt to EBITDA ratio of not more than 3.5 times for the fiscal quarters ending on or before March 31, 2017. Commencing with the second quarter of 2017, the maximum Senior Debt to EBITDA ratio reduces to 3.0 times (3.5 times for the two fiscal quarters immediately following a material acquisition). Senior Debt is defined as all debt of the borrower, including outstanding letters of credit, bank debt, finance lease obligations, deferred lease inducements, deferred financing obligations, deferred capital obligations and net working capital deficiency. Excluded from the calculation of Senior Debt is subordinated debt such as the Senior Notes, Convertible Debentures, decommissioning liabilities and deferred tax liability. EBITDA is defined as consolidated earnings before interest, taxes, depletion, depreciation and amortization. As at September 30, 2016, the Company’s trailing twelve-month EBITDA was $93.3 million and Senior Debt was $201.7 million, resulting in a Senior Debt to EBITDA ratio of 2.16 times.

Total net debt levels of $498.1 million at September 30, 2016 decreased by $219.5 million from $717.6 million at December 31, 2015. The decrease in total net debt from December 31, 2015 was primarily due to the sale of certain facilities in the second quarter of 2016, the Alder Flats Plant Sale and from the completion of the Offerings. Total net debt levels at September 30, 2016 include bank debt, Convertible Debentures, Senior Notes, and the net balance of an adjusted working capital deficiency of $24.9 million, which incorporated $7.9 million in advances from joint venture partners, the majority of which represents drilling obligations predominantly under the Grafton Joint Venture. Total net debt excludes unrealized risk management contract assets and liabilities, deferred taxes, other deferred liabilities, deferred capital obligation and decommissioning liabilities.

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Debt to Funds Flow from Operations Ratio

	Three months ended September 30,		Nine months ended September 30,
($000s, except where noted)	2016	2015	2016	2015

Shareholders’ equity	829,518	1,165,587	829,518	1,165,587

Bank debt	119,728	341,030	119,728	341,030
Adjusted working capital deficiency (2)	24,858	61,715	24,858	61,715
Subtotal	144,586	402,745	144,586	402,745
Senior Notes (due May 15, 2020) (4)	316,529	320,709	316,529	320,709
Net debt (2)	461,115	723,454	461,115	723,454
Convertible Debentures	36,950	-	36,950	-
Total net debt (2) at period end	498,065	723,454	498,065	723,454

Debt to funds flow from operations ratio (annualized) (1) (3)
Funds flow from operations (1) (annualized)	42,224	106,392	43,305	106,445
Net debt (2) to periods funds flow from operations ratio (annualized) (3)	10.9x	6.8x	10.6x	6.8x
Total net debt (2) to periods funds flow from operations ratio (annualized) (3)	11.8x	6.8x	11.5x	6.8x

Debt to funds flow from operations ratio (trailing) (1) (5)
Funds flow from operations (trailing) (1) (5)	62,133	141,591	62,133	141,591
Net debt (2) to funds flow from operations ratio (1) (trailing) (5)	7.4x	5.1x	7.4x	5.1x
Total net debt (2) to funds flow from operations ratio (1) (trailing) (5)	8.0x	5.1x	8.0x	5.1x

(1) As detailed previously in this MD&A, funds flow from operations is a non-GAAP measure with no standardized meaning or definition under GAAP. Funds flow from operations is calculated as cash flow from operating activities, excluding decommissioning costs incurred, changes in non-cash working capital incurred and transaction costs. Refer to the reconciliation of cash flow from operating activities to funds flow from operations appearing elsewhere herein.

(2) Net debt and total net debt are considered to be non-GAAP measures. Therefore reference to the non-GAAP measures of net debt and total net debt may not be comparable with the calculation of similar measures for other entities. The Company’s calculation of total net debt excludes other deferred liabilities, deferred capital obligation, long-term risk management contract liabilities, decommissioning liabilities, and the deferred tax liability. Total net debt includes the adjusted working capital deficiency (excess), the liability component of the Convertible Debentures, current bank debt and long-term debt. Net debt also excludes the liability component of the Convertible Debentures. The adjusted working capital deficiency (excess) is a non-GAAP measure calculated as net working capital deficiency (excess) excluding current risk management contract assets and liabilities, current portion of other deferred liabilities, current portion of deferred capital obligation and the current portion of bank debt (Term Facility). A reconciliation between total liabilities under GAAP and total net debt as calculated by the Company is found below in this MD&A.

(3) For the three months ended September 30, 2016 and 2015, total net debt to funds flow from operations ratio (annualized) is calculated based upon third quarter funds flow from operations annualized. For the nine months ended September 30, 2016 and 2015, total net debt to funds flow from operations ratio (annualized) is calculated based upon first nine months funds flow from operations annualized.

(4) For the three and nine months ended September 30, 2016, includes unrealized foreign exchange loss of $2.7 million (2015: $22.4 million) and gain of $17.4 million (2015: $28.7 million loss), respectively, and does not include an unrealized gain of $0.7 million (2015: $0.9 million) and $3.0 million of unrealized loss (2015: $0.9 million gain) on foreign exchange contracts, respectively.

(5) Trailing periods funds flow from operations ratio annualized is based upon the twelve-month periods ended September 30, 2016 and September 30, 2015.

As at September 30, 2016 the Company’s ratio of total net debt to annualized funds flow from operations (based on third quarter funds flow from operations) was 11.8 times. The total net debt to annualized funds flow from operations ratio as at September 30, 2016 increased from that at September 30, 2015 of 6.8 times primarily due to a decrease in funds flow from operations due to the significant and continued decline in commodity prices. The Company continues to preserve liquidity through the priority use of funds flow from operations.

Liquidity Risk

Liquidity risk is the risk that Bellatrix will not be able to meet its financial obligations as they become due. Bellatrix actively manages its liquidity through daily and longer-term cash, debt and equity management strategies. Such strategies encompass, among other factors: having adequate sources of financing available through its Credit Facilities, estimating future cash generated from operations based on reasonable production and pricing assumptions, analysis of economic risk management opportunities, and maintaining sufficient cash flows for compliance with the Credit Facilities Senior Debt Covenant described above and the ability to repay the Credit Facilities at maturity.

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Bellatrix generally relies on its operating cash flows and, as necessary and if available, its Credit Facilities to fund capital requirements and provide liquidity. Future liquidity depends primarily on cash flow generated from operations, availability under the Credit Facilities and Bellatrix’s ability to comply with the Senior Debt Covenant and other covenants contained therein, and the ability to access debt and equity markets. From time to time, the Company accesses capital markets to meet its additional financing needs and to maintain flexibility in funding its capital programs. As at September 30, 2016, the Company has the ability to offer to sell up to an additional $470.8 million in securities under its $500 million Shelf Prospectus, which expires on June 30, 2018.

There can be no assurance that future debt or equity financing, additional credit under the Credit Facilities, or cash generated by operations will be available or sufficient to meet these requirements or for other corporate purposes or, if debt or equity financing is available, that it will be on terms acceptable to Bellatrix.

As at November 8, 2016, Bellatrix had outstanding a total of 12,951,264 options at an average exercise price of $4.65 per share and 246,265,828 common shares. During the year, the shareholders and the TSX approved the issuance of common shares on settlement of RAs and PAs under the Incentive Award Plan. As a result, awards under the Incentive Award Plan may be settled in cash, in common shares of the Company, or a combination thereof. In the case of PAs, settlement is subject to a “payout multiplier” (the payout multiplier shall be based on such corporate performance measures as determined by the Board of Directors (or the Compensation Committee) of the Company and may range between zero and two times.

In addition, as at November 8, 2016, there was $50 million principal amount of Convertible Debentures outstanding which are convertible into common shares of the Company at a price of $1.62 per share (representing a conversion rate of approximately 617.2840 Common Shares per $1,000 principal amount of Convertible Debentures and subject to certain adjustments as set out in the Debenture Indenture (as defined below) at the option of the holder. If the full principal amount of Convertible Debentures was converted it would result in the issuance of approximately 30,864,200 common shares. In addition, the Company may elect to issue common shares of the Company to satisfy the obligation to repay, in whole or in part, the principal amount of the Convertible Debentures upon redemption or maturity of the Convertible Debentures (any accrued and unpaid interest on such redemption or maturity will be paid in cash). The exact number of common shares of the Company that may be issuable on redemption or maturity is not readily determinable as such number will be determined by dividing the principal amount of the Convertible Debentures subject to the election which are to be redeemed or will mature by 95% of the current market price of the common shares on the redemption date or maturity date, as applicable.

Credit Risk

Credit risk is the risk of financial loss to Bellatrix if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from Bellatrix’s trade receivables from joint venture partners, petroleum and natural gas marketers, and financial derivative counterparties.

A substantial portion of Bellatrix’s accounts receivable are with customers and joint interest partners in the petroleum and natural gas industry and are subject to normal industry credit risks. Bellatrix currently sells substantially all of its production to ten primary purchasers under standard industry sale and payment terms. The most significant 60 day exposure to a single counterparty is approximately $9 million. Purchasers of Bellatrix’s natural gas, crude oil and natural gas liquids are subject to a periodic internal credit review to minimize the risk of non-payment. Bellatrix has continued to closely monitor and reassess the creditworthiness of its counterparties, including financial institutions. This has resulted in Bellatrix mitigating its exposures to certain counterparties by obtaining financial assurances or reducing credit where it is deemed warranted and permitted under contractual terms.

Bellatrix may be exposed to third party credit risk through its contractual arrangements with its current or future partners and joint venture partners, marketers of its petroleum and natural gas production, derivative counterparties and other parties. In the event such entities fail to meet their contractual obligations to Bellatrix, such failures may have a material adverse effect on the Company’s business, financial condition, results of operations and prospects. In addition, poor credit conditions in the industry and of joint venture partners may impact a joint venture partner’s willingness to participate in Bellatrix’s ongoing capital program, potentially delaying the program and the results of such program until Bellatrix finds a suitable alternative partner.

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Long Term Debt

Bank Debt

The Company completed its May 31, 2016 semi-annual borrowing base redetermination that had been mutually extended by the syndicate members and the renewal of its Credit Facilities on July 15, 2016. Pursuant to the redetermination, the total commitments under the Credit Facilities were set at $365 million comprised of the $210 million Revolving Facility and the $155 million Term Facility. On August 9, 2016, following the completion of the $112.5 million Alder Flats Plant Sale and the completion of the Offerings and the application of the net proceeds therefrom, the Revolving Facility was reduced to $160 million and the amount outstanding under the Term Facility reduced to approximately $13 million. Subsequent to the third quarter, the Company fully repaid all amounts owing under the Term Facility by utilizing cash received from its operations and the proceeds from the Pembina asset sale that closed on November 7, 2016. During the third quarter of 2016, the maturity date of the Revolving Facility was extended to October 1, 2017, which maturity date may be further extended for a period of up to three years with the consent of the lenders.

Amounts borrowed under the Revolving Facility bear interest at a floating rate based on the applicable Canadian prime rate, U.S. base rate, CDOR rate or LIBOR margin rate, plus between 0.8% and 4.75%, depending on the type of borrowing and the Company's consolidated Senior Debt to consolidated EBITDA ratio (both as defined herein). A standby fee is charged between 0.405% to 1.06875% on the undrawn portion of the Revolving Facility, depending on the Company's consolidated Senior Debt to consolidated EBITDA ratio. Amounts borrowed under the Term Facility bear interest at a floating rate based on the applicable Canadian prime rate, U.S. base rate, CDOR rate or LIBOR margin rate, plus between 4.30% and 8.25% from July 15, 2016 to and including September 30, 2016 and between 4.80% and 8.75% from and after October 1, 2016 depending on the Company’s consolidated Senior Debt to consolidated EBITDA ratio. Amounts outstanding under the Credit Facilities are secured by a $1.0 billion debenture containing a first ranking charge and security interest. Bellatrix has provided a negative pledge and undertaking to provide fixed charges over its properties in certain circumstances.

The agreement governing the Credit Facilities contains market standard terms and conditions, and includes, for instance, restrictions on asset dispositions and hedging. Generally, dispositions of properties to which the Company is given lending value in the determination of the borrowing base require lender approval if the net present value at 10% attributed to all properties sold in a fiscal year exceeds 5% of the borrowing base in effect at the time of such disposition. However, the agreement governing the Credit Facilities also provides that, at any time when there is a borrowing base shortfall, the value of the properties being sold or disposed cannot exceed $5 million in aggregate in any fiscal year without approval of a majority of lenders. In addition, asset dispositions are generally not permitted unless there would be no borrowing base shortfall as a result of such properties being sold. Commodity risk management transactions must not be done for speculative purposes. The term of any contract for commodity swaps cannot exceed 3 years. The aggregate amount hedged under all oil and gas commodity swaps cannot exceed 70% of the Company’s average daily sales volume for the first year of a rolling 3 year period, 60% for the second year of such period or 50% for the third year of such period, with the average daily sales volume being based on the Company’s production for the previous fiscal quarter. The aggregate amount hedged under all interest rate swaps, relating to unsecured note debt, cannot exceed the outstanding principal amount of any unsecured note debt or have a term exceeding the remaining term of the unsecured note debt. For interest rate swaps, unrelated to any unsecured note debt, the aggregate amount hedged cannot exceed 60% of the amount of the commitment under the Credit Facilities or exceed a term of three years. The aggregate amount hedged under all exchange rate swaps, relating to unsecured note debt, cannot exceed the outstanding principal amount of any unsecured note debt or have a term exceeding the remaining term of the unsecured note debt. For exchange rate swaps, unrelated to any unsecured note debt, the aggregate amount hedged cannot exceed 60% of Bellatrix’s United States dollar revenue over the previous three months or exceed a term of three years.

A copy of the agreement governing the Credit Facilities has been filed with Canadian and US securities regulatory authorities and may be accessed through the SEDAR website (www.sedar.com), through the SEC website (www.sec.gov).

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Convertible Debentures

On August 9, Bellatrix issued $50 million principal amount of 6.75% convertible unsecured subordinated debentures (the “Convertible Debentures”) at a price of $1,000 per Convertible Debenture. The Convertible Debentures are governed by the terms of an indenture dated August 9, 2016 between the Company and Computershare Trust Company of Canada (the “Debenture Indenture”), which has been filed with Canadian and US securities regulatory authorities and may be accessed through the SEDAR website (www.sedar.com) and the SEC website (www.sec.gov). The Convertible Debentures bear interest at a rate of 6.75% per annum, payable semiannually in arrears on September 30 and March 31 of each year commencing September 30, 2016. Following completion of the Alder Flats Plant Sale the maturity date of the Convertible Debentures was extended to September 30, 2021 (the “Maturity Date”). Each $1,000 principal amount of Convertible Debenture is convertible at the option of the holder into approximately 617.2840 common shares of Bellatrix (representing a conversion price of $1.62) prior to 5:00 p.m. (Calgary time) on the earlier of: (i) the last business day immediately prior to the Maturity Date, (ii) the last business day immediately preceding any Redemption Date at the Conversion Price (as those terms are defined in the Debenture Indenture), and (iii) if called for repurchase pursuant to a mandatory repurchase as a result of a Change of Control (as defined in the Debenture Indenture). The Convertible Debentures are not redeemable prior to September 30, 2019, except in limited circumstances following a Change of Control. On and after September 30, 2019 and up to and including September 30, 2020, the Convertible Debentures may be redeemed in whole or in part from time to time at the Company’s option, on not more than 60 days’ and not less than 30 days’ prior written notice, at a price equal to their principal amount plus accrued and unpaid interest, provided that the volume weighted average trading price of the common shares on the Toronto Stock Exchange for the 20 consecutive trading days preceding the date on which the notice of redemption is given is not less than 125% of the conversion price. On or after September 30, 2020 and prior to the Maturity Date, the Convertible Debentures may be redeemed in whole or in part from time to time at the Company’s option, on not more than 60 days, at a price equal to their principal amount plus accrued and unpaid interest. The Convertible Debentures are direct, subordinated unsecured obligations of the Company, subordinated to the Credit Facilities, the Senior Notes and any other senior indebtedness.

On a redemption date or on the Maturity Date, as applicable, subject to required regulatory approvals and provided that no Event of Default (as defined in the Debenture Indenture) has occurred and is continuing, Bellatrix may, at our option, on not more than 60 days' and not less than 40 days' prior notice, elect to satisfy our obligation to repay, in whole or in part, the principal amount of the Convertible Debentures which are to be redeemed or which will mature by issuing and delivering freely tradeable common shares of the Company to the holders of the Convertible Debentures. Payment for such Convertible Debentures subject to the election would be satisfied by delivering that number of common shares obtained by dividing the principal amount of the Convertible Debentures subject to the election which are to be redeemed or which will mature by 95% of the current market price of the common shares on such redemption date or Maturity Date, as applicable. Any accrued and unpaid interest will be paid in cash.

Senior Notes

The Company has US$250 million of 8.50% senior unsecured notes maturing May 15, 2020 (the “Senior Notes”) all of which remained outstanding as at September 30, 2016. Interest is payable on the Senior Notes semi-annually and the Senior Notes are redeemable at the Company's option, in whole or in part, commencing on May 15, 2017 at specified redemption prices. The Senior Notes are redeemable at the following redemption prices (expressed as a percentage of the principal amount of the Senior Notes): May 15, 2017 to May 14, 2018 at 104.250%, May 15, 2018 to May 14, 2019 at 102.125%, May 15, 2019 and thereafter at 100.000%.  Prior to May 15, 2017, some or all of the Senior Notes may be redeemed at a price equal to 100% of the principal amount plus a make-whole premium. Additionally, up to 35% of the Senior Notes may be redeemed prior to May 15, 2017 at a redemption price equal to 108.500%, with an amount of cash not greater than the net cash proceeds of certain equity offerings. The Senior Notes are carried at amortized cost, net of debt issuance costs of $7.7 million, which accrete up to the principal balance at maturity using the effective interest rate of 9.6%. The Senior Notes were initially recognized at fair value, net of debt issue costs, and have subsequently been carried at amortized cost.

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($000s)	Amount
Balance, December 31, 2014	-
Issuance of Senior Notes	299,308
Unrealized foreign exchange loss	38,940
Amortization of discount and debt issue costs	1,442
339,690
Debt issue costs	(7,666)
Balance, December 31, 2015	332,024
Unrealized foreign exchange gain (1) (2)	(17,364)
Amortization of discount and debt issue costs	1,924
316,584
Debt issue costs	(55)
Balance, September 30, 2016	316,529

(1) Exchange rate (CDN$/US$1.00) at September 30, 2016 was 1.3117.

(2) Amount does not include unrealized loss on foreign exchange contracts of $3.0 million.

As at September 30, 2016, the Company had entered into the following United States dollar foreign exchange forward purchase contracts:

Type	Financial Contract	Notional Amount ($000s USD)	Foreign Exchange Rate	Settlement ($000s CDN)
Fixed	May 14, 2020	32,500	$1.3076	$42,497
Fixed	May 14, 2020	30,000	$1.3080	$39,240

The Company has recorded the following asset (liability) on its Condensed Consolidated Balance Sheets with regards to the foreign exchange contracts:

	September 30,	December 31,
($000s)	2016	2015
Foreign exchange contracts asset (liability)	(560)	2,466

Covenants

The agreement governing the Credit Facilities contains one financial covenant (referred to above as the Senior Debt Covenant), which requires that the Company will not permit its ratio of outstanding Senior Debt to EBITDA, as defined by the terms of the agreement governing the Credit Facilities and adjusted for non-cash charges, for a trailing 12-month period to exceed a specified amount. Specifically, the Senior Debt Covenant requires that the Company maintain a Senior Debt to EBITDA ratio of not more than 3.5 times for the fiscal quarters ending on or before March 31, 2017. Commencing with the second quarter of 2017, the maximum Senior Debt to EBITDA ratio reduces to 3.0 times (3.5 times for the two fiscal quarters immediately following a material acquisition). As at September 30, 2016, the Company was in compliance with the Senior Debt Covenant with a Senior Debt to EBITDA ratio of 2.16 times.

The indenture governing the Senior Notes (the “Note Indenture”) does not contain any maintenance financial covenants but contain an incurrence-based minimum fixed charge coverage ratio covenant which, if not met, limits the Company’s ability to incur additional indebtedness beyond its existing Senior Notes and its Credit Facilities.

The following table lists the covenant under the Credit Facilities and Senior Notes and the Company’s compliance therewith as at September 30, 2016:

	Covenants as at September 30, 2016	Position at September 30, 2016
Credit Facilities – Senior Debt Covenant	Maximum Ratio
Senior Debt(1) to EBITDA(2) for the last four fiscal quarters	3.50x	2.16x

Senior Notes – Incurrence Covenant	Minimum Ratio
Fixed charge coverage(3)	2.25x	2.54x

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(1) “Senior Debt” is defined as Consolidated Total Debt, excluding any unsecured or subordinated debt (Senior Notes and Convertible Debentures). “Consolidated Total Debt” is defined as determined on a consolidated basis in accordance with GAAP and without duplication, all Debt of the Borrower. The Company’s calculation of Consolidated Total Debt excludes decommissioning liabilities and deferred tax liability. The calculation includes outstanding letters of credit, bank debt, finance lease obligations, deferred lease inducements, deferred capital obligations, deferred financing obligations and net working capital deficiency (excess), calculated as working capital deficiency excluding current risk management contract assets and liabilities. Senior Debt at September 30, 2016 was $201.7 million.

(2) “EBITDA” refers to earnings before interest, taxes, depletion, depreciation and amortization. EBITDA is calculated based on terms and definitions set out in the Credit Agreement which adjusts net income (loss) for financing costs, certain specific unrealized and non-cash transactions, and acquisition and disposition activity and is calculated based on a trailing twelve month basis. EBITDA for the trailing twelve months ended September 30, 2016 was $93.3 million.

(3) Fixed charge coverage is computed as the ratio of fixed charges (as defined in the indenture governing the Senior Notes fixed charges generally includes interest expense plus paid or accrued dividends, if any) to trailing twelve month consolidated cash flow (as defined in the indenture governing the Senior Notes, consolidated cash flow includes the consolidated net profit (loss) and adds back unrealized foreign exchange, provision for taxes, fixed charges, depletion, and various other non-recurring expenses and charges). Both fixed charges and consolidated cash flow are non-GAAP measures.  For the trailing twelve months ended September 30, 2016, fixed charges were $44.0 million and consolidated cash flow was $111.6 million.

As at September 30, 2016, total outstanding letters of credit were $13.1 million which reduced the amount otherwise available to be drawn under the Credit Facilities.

Bellatrix currently has commitments associated with the Credit Facilities outlined above and the commitments outlined under the “Commitments” section.

COMMITMENTS

As at September 30, 2016, Bellatrix committed to drill two gross (1.0 net) wells pursuant to farm-in agreements. Bellatrix expects to satisfy these drilling commitments at an estimated net cost of approximately $3.4 million.

Bellatrix also has certain drilling commitments relating to the Grafton Joint Venture. In meeting the drilling commitments under these agreements, Bellatrix will satisfy some of the drilling commitments under the joint operating agreement described above.

As at September 30, 2016, commitments under the Grafton Joint Venture are as follows:

Agreement	Grafton (2) (3)
Commitment Term	December 2016
Remaining wells to drill at September 30, 2016 (gross) (1)	9
Remaining wells to drill at September 30, 2016 (net) (1)	1.5
Remaining estimated total cost ($millions) (gross) (1)	$37.7
Remaining estimated total cost ($millions) (net) (1)	$6.8

(1) Gross and net estimated total cost values and gross and net minimum estimated total wells for the Grafton Joint Venture represents Bellatrix’s total capital and well commitments pursuant to the Grafton Joint Venture.

(2) During April 2014, Grafton elected to exercise an option to increase committed capital investment to the Grafton Joint Venture established during 2013 by an additional $50 million, for a total commitment of $250 million. The funding period of the Grafton Joint Venture was extended to the third anniversary (June 26, 2016) of the program’s effective date for wells relating to the exercised option. All other terms and conditions of the commitment increase are the same as the previously announced Grafton Joint Venture.

(3) During the quarter ended March 31, 2016, the funding period of the Grafton Joint Venture amended agreement for the wells relating to the exercised option was extended to December 31, 2016 (from June 26, 2016).

Bellatrix and CNOR, a non-operated oil and gas company managed by Grafton Asset Management Inc., formed the CNOR Joint Venture in 2014. Through the joint venture, CNOR has committed $250 million in capital towards future accelerated development of a portion of Bellatrix's undeveloped land holdings. On September 29, 2016, the parties amended the terms of the CNOR Joint venture to extend the funding period to December 31, 2020, and as a result Bellatrix is now required to propose a joint development plan on or before October 1, 2017, with the expectation that the funds will be primarily spent between the years 2018 through 2020. Bellatrix is not currently subject to any formal well or cost commitments in relation to the CNOR Joint Venture.

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The Company had the following liabilities as at September 30, 2016:

Liabilities ($000s)	Total	< 1 Year	1-3 Years	3-5 Years	More than 5 years
Accounts payable and accrued liabilities (1)	$62,924	$62,924	$-	$-	$-
Advances from joint venture partners	7,888	7,888	-	-	-
Bank debt – principal (2)	119,728	12,900	106,828	-	-
Convertible Debentures	36,950	-	-	36,950	-
Senior Notes (3)	316,529	-	-	316,529	-
Decommissioning liabilities (4)	99,000	-	1,611	9,613	87,776
Deferred capital obligation	23,712	15,820	7,892	-	-
Deferred financing obligation	9,030	6,020	3,010	-	-
Finance lease obligation	8,841	1,578	1,897	940	4,426
Total	$684,602	$107,130	$121,238	$364,032	$92,202

 (1) Includes $0.5 million of accrued interest payable in relation to the Credit Facilities and $10.5 million related to interest on the Senior Notes is included in Accounts Payable and Accrued Liabilities.

(2) Bank debt is based on a three year facility, fully revolving until maturity, and extendable annually at the Company’s option (subject to lender approval), provided that the term after any extension would not be more than three years. Interest due on the Credit Facilities is calculated based upon floating rates. In the third quarter, the Company completed its semi-annual borrowing base redetermination and the renewal of its Credit Facilities. The total commitments under the Credit Facilities were set at $365 million and are comprised of a $210 million Revolving Facility and a $155 million Term Facility. Following completion of the Alder Flats Plant Sale and the Offerings and the application of the net proceeds therefrom, the Revolving Facility has been reduced to $160 million and the amount outstanding under the Term Facility has been reduced to approximately $13 million. Upon completion of the Pembina asset sale on November 7, 2016, the Term Facility was repaid in full. The maturity date of the Revolving Facility has been extended to October 1, 2017, and may be further extended for a period not to exceed 3 years (subject to lender approval).

(3) Senior Notes mature on May 15, 2020, but may be redeemed by Bellatrix at any time on or after May 15, 2017 at specific redemption prices.

(4) Amounts represent the inflated, discounted future abandonment and reclamation expenditures anticipated to be incurred over the life of the Company’s properties (between 2017 and 2065).

Off-Balance Sheet Arrangements

The Company has certain fixed-term lease agreements, primarily compressor and office space leases, which were entered into in the normal course of operations. During the second quarter of 2016, Bellatrix completed a sales leaseback of certain production facilities to a third party midstream company. Bellatrix maintains operatorship and preferential access to the facilities for its operated production volumes and retains, at its sole discretion, the option to repurchase the facilities at any time during the agreement period. Pursuant to the agreement, Bellatrix will pay an annual rental fee over the duration of the eight year term of the agreement. All leases have been treated as operating leases whereby the lease payments are included in operating expenses or G&A expenses depending on the nature of the lease. The lease agreements for office space do not currently provide for early termination. No asset or liability value has been assigned to these leases in the balance sheet as of September 30, 2016.

During the three months ended September 30, 2016, Bellatrix completed the Alder Flats Plant Sale transaction. As part of the transaction, Bellatrix and Keyera entered into a midstream services and governance agreement pursuant to which Bellatrix will have exclusive access to the purchased capacity (approximately 80.5 MMcf/d post commissioning of Phase 2) for a term of 10 years, and will remain the operator of the Alder Flats Plant.  In exchange for exclusive access to the purchased capacity during the term, Keyera will be entitled to receive, on an annual basis, a guaranteed fee calculated with reference to the capital fees that Keyera will otherwise receive in accordance with the terms of the construction, ownership and operation agreement governing the Alder Flats Plant.

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BUSINESS PROSPECTS AND 2016 OUTLOOK

Bellatrix continues to direct capital investment into its low cost Spirit River liquids-rich natural gas play which generates strong rates of return at current natural gas prices. Fourth quarter 2016 forecast capital expenditures of approximately $25 million includes the $10 million of eligible CDE qualifying expenses that the Company is required to incur prior to December 31, 2016 pursuant to the private placement of flow-through common shares of Bellatrix which closed on October 27, 2016. The majority of the Company's fourth quarter capital budget is expected to be invested directly in drilling, completion and tie-in activity with approximately 10% of total expenditures invested in facilities and infrastructure, the majority of which will be invested into Phase 2 of the Bellatrix Alder Flats Plant.

Second half 2016 production expenditure guidance of $9.10/boe remains unchanged, and reflects the impact from the previously announced facilities monetization transaction and the Alder Flats Plant Sale. Bellatrix expects that upon completion of Phase 2 of the Alder Flats Plant in the first half of 2018, production expenditures will realize a favourable step change reduction as a result of an incremental 30 MMcf/d ownership capacity net to Bellatrix’s 25% working interest.

Bellatrix’s second half and full year 2016 guidance forecasts remain consistent with the levels previously announced on September 19, 2016.

	Second Half 2016 Guidance	Full Year Average 2016 Guidance
Average daily production (boe/d)
Period average production volumes (+/- 500 boe/d)	34,000	36,000
Natural gas weighting	73%	73%
Net capital spending ($ millions) (1)	$ 40	$ 77
Production expenses(2) ($/boe)	$ 9.10	$ 8.50

(1) Capital spending includes exploration and development capital projects and corporate assets, and excludes property acquisitions and dispositions.

(2) Production expenses before net processing revenue/fees and include the forecasted increase in production expense resulting from the Alder Flats Plant Sale.

The debt reduction initiatives completed to date position Bellatrix with an improved balance sheet and ability to take advantage of stronger future commodity prices and an improving macro outlook. The Company’s net bank debt including the working capital deficit has been systematically reduced by approximately $600 million compared with first quarter 2015 levels. The Spirit River liquids-rich natural gas play remains the future growth engine for the Company, underpinned by the competitive advantage afforded by infrastructure and facilities ownership and operatorship within the greater Ferrier region of west central Alberta.

Bellatrix plans on releasing its initial 2017 capital budget and forecast guidance to the market by mid-December 2016, with a continued emphasis on profitable and sustainable per share growth, and proactive capital resource management.

CRITICAL ACCOUNTING ESTIMATES AND ACCOUNTING POLICIES

The reader is advised that the critical accounting estimates, policies, and practices described in the Company’s MD&A for the year ended December 31, 2015 continue to be critical in determining Bellatrix’s unaudited financial results as of September 30, 2016. There were no changes in accounting policies during the three months ended September 30, 2016, except as identified in the condensed consolidated financial statements for the three months ended September 30, 2016.

A summary of future accounting pronouncements is found in the Company’s MD&A for the year ended December 31, 2015. A copy of the Company’s MD&A for the year ended December 31, 2015 is available at www.sedar.com or as part of the Company’s annual report on Form 40-F for the year ended December 31, 2015, which may be found at www.sec.gov.

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LEGAL, ENVIRONMENTAL REMEDIATION AND OTHER CONTINGENT MATTERS

The Company is involved in various claims and litigation arising in the normal course of business. While the outcome of these matters is uncertain and there can be no assurance that such matters will be resolved in the Company’s favor, the Company does not currently believe that the outcome of adverse decisions in any pending or threatened proceeding related to these and other matters or any amount which it may be required to pay by reason thereof would have a material adverse impact on its financial position or results of operations.

The Company reviews legal, environmental remediation and other contingent matters to both determine whether a loss is probable based on judgment and interpretation of laws and regulations and determine that the loss can reasonably be estimated. When the loss is determined, it is charged to earnings. The Company’s management monitors known and potential contingent matters and make appropriate provisions by charges to earnings when warranted by the circumstances.

With the above risks and uncertainties the reader is cautioned that future events and results may vary substantially from that which Bellatrix currently foresees.

CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

The Company’s President and Chief Executive Officer and Executive Vice President, Finance and Chief Financial Officer have designed, or caused to be designed under their supervision, disclosure controls and procedures (as defined in Rules 13(a) - 15(e) and  15d – 15(e) under the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”) and National Instrument 52-109, Certification of Disclosure in Issuer’s Annual and Interim Filings (“NI 52-109”)) to provide reasonable assurance that: (i) material information relating to the Company is made known to the Company’s President and Chief Executive Officer and Executive Vice President, Finance and Chief Financial Officer by others, particularly during the period in which the annual and interim filings are being prepared; and (ii) information required to be disclosed by the Company in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time period specified in securities legislation.

Internal Control over Financial Reporting

The Company’s President and Chief Executive Officer and Executive Vice President, Finance and Chief Financial Officer have designed, or caused to be designed under their supervision, internal control over financial reporting (as defined in Rules 13(a) – 15(f) and 15(d) – 15(f) under the Exchange Act and NI 52-109) to provide reasonable assurance regarding the reliability of the Company’s financial reporting and the preparation of financial statements for external purposes in accordance with GAAP.

The Company is required to disclose any changes herein in the Company’s internal control over financial reporting that occurred during the period commenced on July 1, 2016 and ended on September 30, 2016 that has materially affected, or is reasonably likely to materially affect the Company’s internal control over financial reporting based on the criteria described in “Internal Control – Integrated Framework (2013)” issued by the Committee of Sponsoring Organizations of the Treadway Commission. No material changes in the Company’s internal control over financial reporting were identified during such period that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

It should be noted that a control system, including the Company’s disclosure and internal controls and procedures, no matter how well conceived, can provide only reasonable, but not absolute, assurance that the objectives of the control system will be met and it should not be expected that the disclosure and internal controls and procedures will prevent all errors or fraud.

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SENSITIVITY ANALYSIS

The table below shows sensitivities to funds flow from operations as a result of product price, exchange rate, and interest rate changes. This is based on actual average prices received for the third quarter of 2016 and average production volumes of 34,409 boe/d during that period, as well as the same level of debt outstanding as at September 30, 2016. Diluted weighted average shares are based upon the third quarter of 2016. These sensitivities are approximations only, and not necessarily valid under other significantly different production levels or product mixes. Commodity price risk management activities can significantly affect these sensitivities. Changes in any of these parameters will affect funds flow as shown in the table below:

	Funds Flow from Operations (1)	Funds Flow from Operations (1)
	(Annualized)	(Per Diluted Share)
Sensitivity Analysis	($000s)	($)
Change of US $1/bbl (2)	3,600	0.02
Change of $0.10/ mcf (2)	5,500	0.02
Change in prime of 1%	1,200	0.01
Change of US $0.01 CDN/ US exchange rate	500	-

(1) The term “funds flow from operations” should not be considered an alternative to, or more meaningful than cash flow from operating activities as determined in accordance with GAAP as an indicator of the Company’s performance. Therefore reference to non-GAAP measures of funds flow from operations or funds flow from operations per diluted share may not be comparable with the calculation of similar measures for other entities. Management uses funds flow from operations to analyze operating performance and leverage and considers funds flow from operations to be a key measure as it demonstrates the Company’s ability to generate the cash necessary to fund future capital investments and to repay debt. The reconciliation between cash flow from operating activities and funds flow from operations can be found elsewhere herein. Funds flow from operations per share is calculated using the weighted average number of common shares for the period.

(2) Commodity price risk management activities are excluded from funds flow from operations sensitivity calculations.

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SELECTED QUARTERLY CONSOLIDATED INFORMATION

The following table sets forth selected consolidated financial information of the Company for the quarters in 2016, 2015 and 2014.

2016 – Quarter ended (unaudited) ($000s, except per share amounts)	March 31	June 30	Sept. 30
Total revenue (1)	55,158	48,285	56,524
Funds flow from operations (1)	12,876	9,048	10,556
Funds flow from operations per share (1)
Basic	$ 0.07	$ 0.05	$ 0.05
Diluted	$ 0.07	$ 0.05	$ 0.05
Cash flow from operating activities	10,333	7,675	2,425
Cash flow from operating activities per share
Basic	$ 0.05	$ 0.04	$ 0.01
Diluted	$ 0.05	$ 0.04	$ 0.01
Adjusted net loss (1)	(16,029)	(32,254)	(12,718)
Adjusted net loss per share (1)
Basic	$ (0.08)	$ (0.17)	$ (0.06)
Diluted	$ (0.08)	$ (0.17)	$ (0.06)
Net profit (loss)	19,347	(55,193)	(13,907)
Net profit (loss) per share
Basic	$ 0.10	$ (0.28)	$ (0.06)
Diluted	$ 0.10	$ (0.28)	$ (0.06)
Total net capital expenditures - cash	28,927	(69,917)	(98,781)

2015 – Quarter ended (unaudited) ($000s, except per share amounts)	March 31	June 30	Sept. 30	Dec. 31
Total revenue (1)	90,186	88,941	82,066	72,125
Funds flow from operations (1)	24,858	28,378	26,598	29,653
Funds flow from operations per share (1)
Basic	$ 0.13	$ 0.15	$ 0.14	$ 0.15
Diluted	$ 0.13	$ 0.15	$ 0.14	$ 0.15
Cash flow from operating activities	22,553	16,475	22,015	42,033
Cash flow from operating activities per share
Basic	$ 0.12	$ 0.09	$ 0.11	$ 0.22
Diluted	$ 0.12	$ 0.09	$ 0.11	$ 0.22
Adjusted net loss (1)	(13,986)	(16,414)	(6,860)	(6,133)
Adjusted net loss per share (1)
Basic	$ (0.07)	$ (0.09)	$ (0.04)	$ (0.03)
Diluted	$ (0.07)	$ (0.09)	$ (0.04)	$ (0.03)
Net loss	(12,688)	(24,427)	(50,460)	(356,631)
Net loss per share
Basic	$ (0.07)	$ (0.13)	$ (0.26)	$ (1.86)
Diluted	$ (0.07)	$ (0.13)	$ (0.26)	$ (1.86)
Total net capital expenditures - cash	83,179	37,669	11,259	12,086

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2014 – Quarter ended (unaudited) ($000s, except per share amounts)	March 31	June 30	Sept. 30	Dec. 31
Total revenue (1)	163,585	152,311	137,411	130,160
Funds flow from operations (1)	77,642	71,014	60,341	61,757
Funds flow from operations per share (1)
Basic	$ 0.45	$ 0.40	$ 0.32	$ 0.32
Diluted	$ 0.45	$ 0.39	$ 0.31	$ 0.32
Cash flow from operating activities	84,300	60,063	60,006	90,459
Cash flow from operating activities per share
Basic	$ 0.49	$ 0.34	$ 0.31	$ 0.47
Diluted	$ 0.48	$ 0.33	$ 0.31	$ 0.47
Adjusted net profit (1)	42,924	27,005	29,622	58,982
Adjusted net profit per share (1)
Basic	$ 0.25	$ 0.15	$ 0.15	$ 0.31
Diluted	$ 0.25	$ 0.15	$ 0.15	$ 0.31
Net profit	25,167	38,252	44,874	54,830
Net profit per share
Basic	$ 0.15	$ 0.22	$ 0.23	$ 0.29
Diluted	$ 0.14	$ 0.21	$ 0.23	$ 0.29
Total net capital expenditures - cash	155,863	125,955	167,790	232,641

(1) Refer to “Non-GAAP Measures” in respect of the terms “funds flow from operations”, “funds flow from operations per share”, “adjusted net profit”, “adjusted net profit per share”, and “total revenue.”

In the third quarter of 2016 Bellatrix further reduced outstanding bank debt and working capital by approximately $180.2 million (or 55%) from the second quarter of 2016 through the use of net proceeds from the $112.5 million Alder Flats Plant Sale and the Offerings, which were completed in the period. Bellatrix incurred $17.2 million of total cash capital expenditures in the third quarter of 2016 compared to $54.1 million in the comparative 2015 period. Bellatrix focused its capital activity in the third quarter primarily on drilling and completion projects and on expenditures related to the development of Phase 2 of the Alder Flats Plant. The Company drilled four gross (2.3 net) wells, compared to 12 gross (5.4 net) wells in the same period of 2015. The continued low levels of capital activity for the three months ended September 30, 2016, has resulted in a 15% decrease in sales volumes to 34,409 boe/d from 40,277 boe/d realized in the third quarter of 2015.

In the second quarter of 2016 Bellatrix reduced outstanding bank debt and working capital by approximately $77.3 million (or 19%) from the first quarter of 2016 through the use of proceeds of approximately $75 million from a facilities monetization transaction. The Company incurred $7.8 million of total cash capital expenditures in the three months ended June 30, 2016, compared to $37.5 million in the comparative 2015 period. Bellatrix focused its capital activity in the second quarter primarily on facilities and equipment expenditures related to the development of Phase 2 of the Alder Flats Plant. The decrease in capital expenditures was due to Bellatrix proactively curtailing development drilling activity in the quarter in response to significantly depressed natural gas prices. The decrease in capital activity for the three months ended June 30, 2016, coincided with a 6% decrease in sales volumes to 38,000 boe/d from 40,426 boe/d realized in the second quarter of 2015.

Bellatrix’s first quarter 2016 results were impacted by a weak global commodity price environment which continued from the fourth quarter of 2015 through the first quarter of 2016. Total net debt was reduced in the quarter by $3.8 million. In the three months ended March 31, 2016, the Company incurred $28.9 million of net cash capital expenditures, compared to $83.2 million in the first quarter of 2015. The decrease in capital expenditures is primarily attributable to the decrease in facilities and equipment spending period over period in relation to the Alder Flats Plant which was commissioned in the second quarter of 2015. The Company drilled 10 gross (5.7 net) wells, compared to 6 gross (3.2 net) wells in the same period of 2015. Sales volumes decreased 13% to 38,467 boe/d from 44,408 boe/d realized in the first quarter of 2015, the decrease was due to a significant number of wells being tied-in during the first quarter of 2015 relating to the fourth quarter 2014 drilling program and a decrease in drilling activity throughout 2015 and into 2016 due to continued depressed commodity prices. The Company’s total revenue generated in the quarter ending March 31, 2016, decreased 39% to $55.2 million from $90.2 million in the first quarter of 2015 as a result of the continued, weak global commodity price environment.

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In the fourth quarter of 2015, Bellatrix reduced outstanding bank debt and working capital deficiency by approximately $17 million (or 4%) from the third quarter of 2015 through the use of proceeds from a minor disposition of facility equipment and cash flow in excess of expenditures. Bellatrix continued to realize reductions in production expenses in the quarter as a result of the Alder Flats Plant, production expenses decreased 7% to $6.87/boe in the fourth quarter of 2015 from $7.38/boe in the third quarter of 2015. In the three months ended December 31, 2015, the Company incurred $12.1 million of net cash capital expenditures, compared to $232.6 million in the fourth quarter of 2014 ($149 million of the fourth quarter of 2014 capital expenditures related to property acquisitions) and drilled and/or participated in 5 gross (2.3 net) wells, compared to 12 gross (7.1 net) wells in the same period in 2014. Sales volumes decreased 5% to 40,705 boe/d from 42,945 boe/d realized in the fourth quarter of 2014, the decrease was due to significant number of wells being tied-in during the fourth quarter of 2014 relating to the third quarter of 2014 drilling program and a decrease in drilling activity in 2015 due to depressed commodity prices. The Company’s total revenue generated in the quarter ending December 31, 2015, decreased 45% to $72.1 million from $130.1 million in the fourth quarter of 2014 as a result of a continued, overall weak global commodity price environment.

In the third quarter of 2015, Bellatrix reduced outstanding bank debt and working capital deficiency by $14.7 million from the second quarter of 2015. Bellatrix realized its first full quarter of contribution from the Alder Flats Plant which resulted in production expense decreases of 14% to $7.38/boe in the third quarter of 2015 from $8.58/boe in the second quarter of 2015. In the three months ended September 30, 2015, the Company incurred $11.3 million of net cash capital expenditures, compared to $167.8 million in the third quarter of 2014, and drilled and/or participated in 12 gross (5.4 net) wells, compared to 35 gross (17.5 net) wells in the same period in 2014. Sales volumes increased 6% to 40,277 boe/d from 37,838 boe/d realized in the third quarter of 2014. The Company’s total revenue generated in the quarter ending September 30, 2015, decreased 40% to $82.1 million compared to $137.4 million in the third quarter of 2014.

During the second quarter of 2015, Bellatrix successfully completed Phase 1 of the Alder Flats Plant. In addition, Bellatrix closed a private offering of US$250 million of 8.50% Senior Notes maturing in 2020 during the second quarter 2015. In the three months ended June 30, 2015, the Company incurred $37.7 million of net cash capital expenditures, compared to $126.0 million in the second quarter of 2014, and drilled and/or participated in 4 gross (2.8 net) wells, compared to 19 gross (9.0 net) wells in the same period in 2014. Bellatrix achieved sales volumes of 40,426 boe/d, an 11% increase from 36,342 boe/d realized in the second quarter of 2014. Bellatrix’s total revenue generated in the second quarter of 2015 was impacted by the overall weak global commodity price environment, resulting in a decrease of 42% to $88.9 million compared to $152.3 million in the second quarter of 2014.

Bellatrix’s first quarter 2015 results were impacted by a weak global commodity price environment which continued from the fourth quarter of 2014 through the first quarter of 2015. The negative impacts of the first quarter 2015 pricing environment were partially offset by a 27% increase in production over the first quarter of 2014, which resulted from the success of Bellatrix’s first quarter 2015 drilling program and Bellatrix’s ongoing successful drilling activity in the Cardium and Spirit River resource plays throughout 2014.

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